SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  FORM 20-F/R-A
                   (Amendment No. 4 Filed on October 2, 2001)

|X| Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

|_| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

|_| Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-22617

                        MINCO MINING & METALS CORPORATION
             (Exact name of registrant as specified in its charter)

                      Province of British Columbia (Canada)
                 (Jurisdiction of incorporation or organization)

                        543 Granville Street, Suite 1200
                   Vancouver, British Columbia, Canada V6C 1X8
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

             N/A                                             N/A
            -----                                           -----
     Title of each class                            Name of each exchange
                                                    on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                         Common Shares without par value
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. N/A

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.  Yes X      No

Indicate by check mark which financial statement item the registrant has elected
to follow:  Item 17  X   Item  18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed by a court.     Yes      No        Not Applicable

                                TABLE OF CONTENTS

                                                                           Page

Introduction And Use of Certain Terms..........................................3

Forward-Looking Statements.....................................................3

Glossary of Mining Terms.......................................................3

Item 1.  Identity of Directors, Senior Management and Advisers.................6

Item 2.  Offer Statistics and Expected Timetable...............................6

Item 3.  Key Information.......................................................6

Item 4.  Information on the Company...........................................12

Item 5.  Operating and Financial Review and Prospects.........................33

Item 6.  Directors, Senior Management and Employees...........................38

Item 7.  Major Shareholders and Related Party Transactions....................42

Item 8.  Financial Statements.................................................45

Item 9.  The Offering and Listing.............................................45

Item 10.  Additional Information..............................................46

Item 11.  Quantitative and Qualitative Disclosures About Market Risk..........58

Item 12.  Description of Securities Other than Equity Securities..............59

Item 13.  Defaults, Dividend Arrearages and Delinquencies.....................59

Item 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds.................................................59

Item 15.  [Reserved]..........................................................59

Item 16.  [Reserved]..........................................................59

Item 17.  Financial Statements................................................59

Item 18.  Financial Statements................................................59

Item 19.  Exhibits............................................................60

                      Introduction And Use of Certain Terms

     Minco Mining & Metals Corporation is a corporation incorporated under the laws of the province of British Columbia, Canada. As used herein, except as the context otherwise requires, the term "Minco" or the "Company" refers to Minco Mining & Metals Corporation and its consolidated subsidiaries. The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted auditing standards and are presented in Canadian dollars. Unless otherwise indicated, reference to dollar amounts in this Registration Statement shall refer to Canadian dollars.

     Minco Mining & Metals Corporation files reports and other information with the Securities and Exchange Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of Minco's filings with the SEC by accessing their website located at www.sec.gov. Further, Minco also files reports on Sedar. You may access Minco's reports filed on Sedar by accessing their website at www.sedar.com.

     The principal executive office of the Company is located at Suite 1200 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8, and its telephone number is 604-688-8002.

                           Forward-Looking Statements

     The following discussion contains forward-looking statements regarding events and financial trends which may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in forward looking statements. These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in China, all of which factors are set forth in more detail in the section entitled "Risk Factors" in Item 3.D. and "Operating and Financial Review and Prospects" at Item 5.

                            Glossary of Mining Terms

Alteration                            changes in the chemical or mineralogical
                                      composition of a rock, generally produced by weathering or hydro-thermal solutions.

Anomalous                             inconsistent with or deviating from what
                                      is usual, normal or expected.

Anomaly the geographical area corresponding to anomalous geochemical or geophysical values.

Assay a chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Back-in rights providing financing assistance in exchange for the right to regain an interest at a later time under predetermined terms.

Carried interest                      an interest which does not require
                                      funding.

Chalcopyrite                          copper sulphide mineral.

Drift an underground passage, approximately horizontal, often along a mineralized zone.

Drilling - diamond drilling           a drilling procedure using diamond-tipped
                                      bits which result in recovery of a drill core cylindrical section of rock from beneath the earth's surface.

Fault                                 a fracture in a rock across which there
                                      has been displacement.

Felsic intrusions                     an intrusion of granite into surrounding
                                      rocks.

Geochemical sampling                  trace element analysis of residual soils
                                      which may be interpreted to predict the
                                      composition of the underlying bedrock.

Geology a science that deals with the history of the earth and its life, especially recorded in rocks.

Geophysical                           survey means an exploration method that
                                      measures magnetic, electrical or other
                                      physical characteristics of the earth, the results of which can be interpreted and used to predict the possibility of economic mineral concentrations beneath the surface of the earth.

Grade the concentration of an ore metal in a rock sample, given either as weight percent for base metals or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious metals. The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Ground magnetometer survey            a geophysical survey carried out from the
                                      ground.

Heap leach                            a process whereby valuable metals are
                                      leached from a heap or pad of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

Highly anomalous                      an anomaly, which is 50 to 100 times
                                      average background.

Horizon                               layer (as in massive sulphide horizon).

Intrusive                             mineralization within a rock type that was
                                      once molten and has "intruded" into other rocks in that state, after which it cools.

Mineralization                        minerals of value occurring in rocks.

Net smelter royalty a share of the net revenues received from a smelter generated by the sale of metal produced by a mine.

Ore a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

Ore lenses                            a lenticular concentration of valuable
                                      material.

Sedimentary exhalative (or SedEx)     a type of deposit consisting of layers of
type deposit                          massive sulphide (a rock composed of at
                                      least 60% sulphide minerals) interbedded with layers of sedimentary rock.

Skarn type of altered rock which in some areas contains commercially-recoverable amounts of metals.

Smelter the treatment of sulphide concentrates to produce metal.

Sulphide                              a compound of sulphur and some other
                                      elements.

Surficial oxide zone                  the top portion of a deposit which has
                                      been oxidized by surface weathering.

The Teck-Cominco Agreements           separate, but related agreements the
                                      Company holds with Teck Corporation
                                      ("Teck") and Cominco Ltd. ("Cominco"),
                                      which were both public Canadian mining
                                      companies (the agreements collectively
                                      called the "Teck-Cominco Agreements").
                                      On September 10, 2001, Teck acquired
                                      Cominco by giving Cominco shareholders
                                      1.8 Teck common shares plus $6.00 cash for each one Cominco share and the company was renamed Teck Cominco Ltd. ("Teck" or "Teck
                                      Cominco").

Trenching                             trenches excavated to bedrock which may be
                                      made by hand or by machine.

                                     Part I

Item 1.  Identity of Directors, Senior Management and Advisers

     The following table sets forth as of August 31, 2001, the names, business addresses and functions of Minco's directors and senior management.



           Name                      Business Address                       Position
-------------------------- ------------------------------------- -------------------------------
Ken Cai                    Suite 1200 - 543 Granville Street     President, Chief Executive
                           Vancouver, British Columbia, Canada   Officer and Director
                           V6C 1X8

William Meyer              Suite 1200 - 543 Granville Street     Chairman and Director
                           Vancouver, British Columbia, Canada
                           V6C 1X8

Robert M. Callander        43 Delhi Avenue                       Director
                           North York, Ontario, Canada
                           M5M 3B8

Hans Wick                  Rebhaldenstrasse 7                    Director
                           Zurich, Switzerland CH002


     Minco's auditors are Ellis Foster, Chartered Accountants. Their address is 1650 West 1st Avenue, Vancouver, British Columbia Canada V6J 1G1. Ellis Foster has been Minco's auditors for at least the past three years.

     Minco's transfer agent and registrar for the common shares is the Computershare Investor Services Inc. (formerly Montreal Trust Company of Canada), 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9. Computershare acquired Montreal Trust in July 2000.

Item 2. Offer Statistics and Expected Timetable

     Not Applicable

Item 3. Key Information

A.   Selected Financial Data

     The following selected financial information for the six months ended June 30, 2000 and 2001, and fiscal years ended December 31, 1996, 1997, 1998, 1999, and 2000 are derived from the financial statements of Minco which is reported in Canadian dollars and should be read in conjunction with the financial statements and the notes thereto attached to this Registration Statement. Minco's financial statements are prepared in accordance with Canadian Generally Accepted
Accounting Principles ("GAAP"). There are significant differences between Canadian GAAP and U.S. GAAP including the recording of exploration costs, recognition of compensation expense upon release of the escrow shares and issuance of stock options and the recording of marketable securities. For a discussion between Canadian GAAP and United States GAAP, see note 12 to the Company's financial statements.

     Effective for the fiscal year ending December 31, 2001, Minco has changed its accounting policy to write off exploration costs until such time as reserves are proven. Minco has therefore written down its previously capitalized mineral interests to a nominal value. The forgoing selected financial data, as set forth in the "as Restated" table, have been revised to reflect this change in accounting policy.


Canadian GAAP,
as previously reported                                          At December 31,
                                     ---------------------------------------------------------------------
                                          1996          1997           1998         1999          2000
Operations
Interest and sundry income           $    119,190  $    265,388   $    197,068  $    144,042  $    116,205
Exploration expense (recovery)
Mineral interests written off                   0       191,170      1,065,408       579,088             0
Operating loss                         (1,087,924)   (1,476,342)    (1,996,584)   (1,389,759)     (624,679)
Loss for period                        (1,087,924)   (1,476,342)    (1,996,584)   (1,506,108)     (624,679)
Income (loss) from continuing
  Operations per common share               (0.11)        (0.10)         (0.13)        (0.09)        (0.04)

Common shares used in calculations      9,828,126    15,331,855     15,549,918    16,154,986    16,335,178

Consolidated Balance Sheet Data
Total assets                         $  8,326,356  $  6,465,465   $  5,180,841  $  4,382,428  $  3,912,973
Mineral interests                         786,476     1,812,908      1,654,593     1,835,376     2,281,470
Total liabilities                         763,008       167,959        139,554       284,749       328,873
Share capital                        $  8,662,468  $  8,872,968   $  9,613,333  $ 10,175,833  $ 10,286,933


     The Company has changed its accounting policy for mineral interests to write-off exploration cost as incurred until such time as reserves are proven. (Previously the Company's policy was to capitalize exploration costs until it had been determined that there were not economically proven reserves located on the property.) The change has been accounted for retroactively with prior years' balance being restated. The effect of the restatement are as follows:

                                                                                                                   At June 30,
Canadian GAAP, as Restated                                   At December 31,                                       (Unaudited)
                                     -------------------------------------------------------------------  --------------------------
                                         1996          1997         1998           1999           2000         2000         2001
Operations
Interest and sundry income          $    119,190  $    265,388  $    197,068  $    144,042  $    116,205  $     39,072 $     52,372
Exploration expense (recovery)           786,376     1,217,602       907,093       759,871       446,094       318,265      (18,027)
Operating loss                        (1,874,300)   (2,502,774)   (1,838,269)   (1,570,542)   (1,070,773)     (719,896)    (278,448)
Loss for period                       (1,874,300)   (2,502,774)   (1,838,269)   (1,686,891)   (1,070,773)     (719,896)    (278,448)
Income (loss) from continuing
  Operations per common share              (0.19)        (0.16)        (0.12)        (0.10)        (0.07)        (0.04)       (0.02)

Common shares used in calculations     9,828,126    15,331,855    15,549,918    16,154,986    16,335,178    16,290,095   16,380,123

Consolidated Balance Sheet Data
Total assets                           7,539,980     4,652,657     3,526,348     2,547,152     1,631,603     1,937,947    1,334,761
Mineral interests                            100           100           100           100           100           100          100
Total liabilities                        763,008       167,959       139,554       284,749       328,873       284,340      310,479
Share capital                       $  8,662,468  $  8,872,968  $  9,613,333  $ 10,175,833  $ 10,286,933  $ 10,286,933 $ 10,286,933



U.S. GAAP                                                           At December 31,
                                      -----------------------------------------------------------------------
                                           1996          1997            1998          1999           2000
Operations
Interest and sundry income            $    119,190   $    265,388   $    197,068  $    144,042   $    116,205
Exploration expense (recovery)             786,476      1,217,602        907,093       759,871        446,094
Loss for year                           (2,308,125)    (3,742,015)    (3,315,242)   (2,544,584)    (1,070,773)
Income (loss) from continuing
  Operations per common share                (0.41)         (0.38)         (0.31)        (0.21)         (0.08)

Common shares used in calculations       5,582,498      9,869,355     10,749,411    12,189,894     12,828,232

Consolidated Balance Sheet Data
Total assets                          $  7,539,880   $  4,652,557   $  3,534,948  $  2,547,052   $  1,648,933
Mineral interests                                -              -              -             -              -
Total liabilities                          763,008        167,959        139,554       284,749        328,873
Share capital                         $  9,096,193   $ 10,545,934   $ 12,763,272  $ 14,299,814   $ 14,410,914

                                 Exchange Rates

     The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar =U.S. $1).

   Year Ended:
   December 31         Average         Period End         High       Low
   -----------         -------         ----------         ----       ---

      1995             1.3460           1.3655           1.2789     1.4132
      1996             1.3636           1.3696           1.3865     1.3287
      1997             1.3844           1.4305           1.4399     1.3345
      1998             1.4831           1.5305           1.5765     1.4096
      1999             1.4346           1.4440           1.5268     1.4512
      2000             l.4916           1.4995           1.5592     1.4379

     The following table sets forth the high and low exchange rate for the past six months. As of August 31, 2001, the exchange rate was 1.5478.


   Month                 High             Low
   -----                 ----             ---
February 2001           1.5399           1.4933
March 2001              1.5784           1.5388
April 2001              1.5790           1.5360
May 2001                1.5541           1.5310
June 2001               1.5347           1.5142
July 2001               1.5450           1.5102
August 2001             1.5490           1.5290

B.   Capitalization and indebtedness.

     The Company's capitalization as of December 31, 2000, and June 30, 2001, are as follows:


Consolidated Balance Sheet Data      December 31, 2000        June 30, 2001
                                     -----------------        -------------
Long-Term Debt                           $        0             $        0
Shareholder's Equity                     $1,302,730             $1,024,282
                                         ----------             ----------
Total Capitalization                     $1,302,730             $1,024,282
                                         ==========             ==========

C.   Reasons for the offer and use of proceeds.

     Not Applicable.

D.   Risk Factors

     In addition to the other information presented in this Registration Statement, the following should be considered carefully in evaluating the Company and its business. This Registration Statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Registration Statement.

     1. The Company Has Incurred Losses. Since its reorganization in 1996, the Company has incurred net losses and will continue to incur losses until it can derive sufficient revenues from its projects.

     2. The Company Is In The Exploration Stage And Has No Proven Reserves. The Company is in the exploration stage. None of the properties in which it has interests are in commercial production, or contain reserves. In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will turn out not to be worth further expense. The Company may thus expend significant amounts of financing and effort on any or all of its properties without finding reserves or reaching a stage of commercial production.

     3. The Company Must Obtain Additional Financing to Conduct Exploration on Its Properties. Because the Company is in the exploration stage, it does not have sufficient financial resources available to undertake extensive exploration or, if warranted, development programs. Further exploration or commercial development, if warranted, would require additional financing. There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all.

     4. The Company's Interests in Their Joint Ventures Will Be Subject to Dilution. Under the terms of their joint venture agreements, the Company may earn a specified percentage in the joint venture provided that the Company spends a required amount on project expenditures for the joint venture. In the event the Company ceases to make its project expenditures, its interest in the joint venture will be subject to dilution.

     5. The Company's Interest In Projects Will Be Diluted Pursuant to the Teck-Cominco Agreements. The Teck-Cominco Agreements grant those companies the right to become the operators of an aggregate of two future properties of the Company as well as rights of first refusal to acquire interests in other future projects for a period of three years. The exercise of those earn-in-rights by either Teck or Cominco will dilute the Company's interest in those projects. See "The Teck-Cominco Agreements" on page 14.

     6. The Mining Industry Is Highly Speculative. The Company is engaged in the exploration for minerals which involves a high degree of geological, technical and economic uncertainty, because of the inability to predict future mineral prices, as well as the difficulty of determining the extent of a mineral deposit and the feasibility of extracting it without the expenditure of considerable money. There is a high level of risk involved.

     7. It May Be Difficult to Enforce Civil Liabilities Against the Company. Because all of the assets of the Company and its subsidiary, as well as the Company's jurisdiction of incorporation and the residences of its officers and directors, are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

     8. Penny Stock Rules May Make It More Difficult to Trade the Company's Common Shares. The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price, as defined, less than U.S.$5.00 per share or an exercise price of less than U.S.$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of U.S.$5,000,000 or an individual with net worth in excess of U.S.$1,000,000 or annual income exceeding U.S.$200,000 or U.S.$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

     9. Minco is a Passive Foreign Investment Company for United State Federal Income Tax Purpose. Minco believes that it is a passive foreign investment company ("PFIC") for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources. As a result, a United States holder of Minco common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders' common shares or upon the receipt of "excess distributions," unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply. Further, the elections which will increase the administrative and regulatory burden on Minco. See Item 10.E. "Taxation - United States Tax Consequences - Passive Foreign Investment Companies."

     10. Risks Related to Doing Business in China. Various matters which are specific to doing business in China may create additional risks or increase the degree of such risks associated with the Registrant's activities. These risks are discussed below.

     a. The Company Must Seek Governmental Approval to Develop Mines. The establishment, operation and terms of the joint ventures through which any particular mineral property is to be explored or operated are all subject to obtaining Chinese governmental approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labor, and environmental regulations. Currently, the joint ventures formed to explore and, if warranted, develop the White Silver Mountain and Gobi Gold projects have obtained a license to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations at the property. Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary potentially restricting the joint venture's operation.

     b. Environmental Regulations May Adversely Affect the Company's Projects. The Company's operations are subject to environmental regulations promulgated by various Chinese government agencies from time to time. Violation of existing or future Chinese environmental rules may result in various fines and penalties. As China's economy modernizes and expands, it is expected that regulations covering environmental protection and the reclamation and remediation of industrial sites would be strengthened which could increase the operation costs in China.

     It is industry practice for North American mining companies like Teck and Cominco to apply the more stringent standards of their home countries to foreign operations regardless of local practices. Should Teck or Cominco choose to initiate production of a property in joint venture with the Company, its operations would be carried out using North American environmental standards. It is common practice for the estimates costs of reclamation and remediation of mine sites to be included in the capital cost of a project. A project would have to be able to provide an adequate return on all capital, including estimated reclamation costs, to be considered viable. The Company's current projects all surround active mining operations, which add additional considerations that would be dealt with on a case-by-case basis. See the "Environmental Considerations" section under the individual property description in Item 4.D. for more details.

     c. Politics of China May Adversely Affect the Company's Investments. The Company's investments may be adversely affected by political, economic and social uncertainties in China. Changes in leadership, social or political disruption or unforseen circumstances affecting China's political, economic and social structure could adversely affect the Company's joint venture interest or restrict its operations.

     d. Lack Of A Legal System May Produce Inconsistent Results. Enforcement, operation and interpretation of existing laws may be uncertain, sporadic or inconsistent. China's judiciary is relatively inexperienced in enforcing laws that do exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction. As a result, if the Company is adversely effected, the Company may be unable to seek legal address in China.

     e. Property Information May Be Uncertain. Much of the information on which the Company and its consultants have based their decisions regarding the Company's mineral prospects is based on information provided by Chinese governmental officials, geologists and mining engineers and cannot be independently confirmed. Accordingly, the reliability of geological and mineral information regarding the properties, the costs of labor, operation and construction may be uncertain since it has not been independently verified by the Company.

Item 4. Information on the Company

Introduction

     Minco Mining & Metals Corporation is a British Columbia corporation whose common shares trade on the Toronto Stock Exchange ("TSE") under the trading symbol MMM. The principal executive office of the Company is located at Suite 1200 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8, and its telephone number is 604-688-8002. Through joint ventures with Chinese governmental entities, and others, the Company is engaged in the exploration and acquisition of base and precious metal mineral projects in the People's Republic of China. Minco has no affiliation with 3M Corporation. Minco's wholly-owned subsidiary, Triple Eight Mineral Corporation ("Temco"), is a British Virgin Islands corporation also engaged in the exploration and acquisition of mineral projects in China.

     At present, Minco is an exploration-stage company. None of Minco's properties has a known body of commercial ore, nor are any such properties at the commercial development or production stage. No assurance can be given that commercially-viable mineral deposits exist on any of Minco's properties. Minco's properties are in the exploration stage, and further exploration will be required before a final evaluation as to the economic and legal feasibility can be determined. Further, Minco's interest in joint ventures which own properties will be subject to dilution if Minco fails to expend further funds on the project. Minco has not generated cash flows from operations. These facts increase the uncertainty and risks faced by investors in Minco. See Item 3. for Risk Factors.

Background

     Minco was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name "Caprock Energy Ltd." On February 19, 1996, current management acquired its interests in Minco pursuant to the following agreements: the "PCR Agreement," and the "Teck-Cominco Agreements," described below. (See Item 4 - "The PCR Agreement" and "The Teck-Cominco Agreements.") The purpose of the PCR Agreement was to transfer PCR's assets to Minco which allowed Minco to explore and evaluate for potential acquisition and, if warranted, development mineral properties in China.

Business

     Since the signing of its first co-operative agreement on the Chapuzi project in China in 1995, Minco has been active in mineral exploration and property evaluations in China. Minco intends to build a portfolio of base metals and precious metals properties in China. As discussed below, a strategic alliance was formed with Teck Corporation and its 50.1% subsidiary, Cominco Ltd., for mineral exploration and acquisition in China. Minco has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China. Currently, Minco has interests in two

Sino-Foreign  co-operative  joint  ventures  and  intends to  establish  a third
Sino-Foreign co-operative joint venture with Chinese mining organizations to hold mineral rights in China.

     At present Minco has no income from its operations and none of its properties have reserves or are in production. Minco's ability to finance the exploration and development, if warranted, of its mineral properties, to make concession payments and to fund general and administrative expenses is therefore dependent upon Minco's ability to secure financing. The equity markets for junior mineral exploration companies are unpredictable. Alternatively, Minco may enter into cost sharing arrangements through joint venture agreements. While management believes that the quality of the concessions now held by Minco will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.

     While Minco believes that it has sufficient working capital to fund the exploration work commitments on currently held properties for fiscal year ended 2001, it cannot be determined what the funding requirements will be beyond that time and whether Minco will require additional financing to meet such requirements. Minco does not believe that there are particular environmental regulations that will materially impact its current or proposed operations.

     As discussed below, for the year ended 2001, Minco is focusing on the White Silver Mountain and Gobi Gold projects. Teck is funding expenditures at White Silver Mountain at its sole discretion and may discontinue its funding at any time. However, Minco believes that results so far have been favorable and it is expected that exploration will continue until such time as Teck will make a decision concerning possible production. The Gobi Gold project is being funded by Minco at this time. Major increases in the exploration efforts outlined below would require additional capital.

     A summary of Minco's plan of operations for the fiscal year 2001 for the White Silver Mountain project and Gobi Gold project is as follows.

     White Silver Mountain. The year 2000 program consisted of 230 meters of underground excavation to establish drill stations from which 2,730 meters of diamond drilling in five holes was carried out with the objective of outlining the downward extensions of the known massive sulphide horizons. The drilling further outlined the extensions of the western lobe of massive sulphide mineralization. The eastern lobe remains open and will require additional drilling to define its extent.

     In addition to the underground program, Teck completed 219 kilometers of surface magnetic and electromagnetic surveys which outlined a number of highly prospective conductive zones. In the first half of 2001, Teck completed a total of 2,763 meters of diamond drilling in nine surface drill holes. No economic grade mineralization was intersected.

     Teck has concluded that the best potential for developing additional resources lies in the downward extension of the known mineralization at the Xiaotieshan Mine which remains open to the east and to depth. Teck has recommended a program of four holes aggregating approximately 1,800 meters in the next phase of drilling.

     Gobi Gold Project. The 2000 Gobi Gold project field program included regional scale geological and geochemical sampling programs followed by detailed ground magnetometer surveys and geological mapping in a 20 square kilometer area. Detailed rock geochemical sampling focused on a seven square kilometer area within this broader area. Rock samples were assayed for gold and seven other elements common to gold-skarn systems.

     The combination of geology, intrusive centers interpreted from magnetic data and geochemistry indicates a typical gold skarn system in a belt 1,500 meters long and 300 meters wide where rock geochemical samples grade two grams per ton gold or better.

     A new discovery was made during the year 2000 in an area in thin sand covering 500 meters to the east of the main gold zone near another interpreted intrusive center. A six meter wide zone was exposed in a trench which returned an average grade of six grams per ton gold. Minco believes that geochemical values of two grams of gold per tonne are considered highly anomalous and could be an indication of economic concentrations of gold in the sub-surface. Values of six grams per tonne are potentially economic if found in large enough volumes to be economically extracted. No assurance can be given that the Gobi Gold project will be able to find a sufficient amount of gold to be economically mined.

     The year 2001 program will consist of expanded sampling programs by a drilling and/or trenching program prior to designing an extensive diamond drilling program.

The PCR Agreement

     On February 19, 1996, Minco entered into an agreement with Pacific Canada Resources, Inc. ("PCR"). PCR was a private company controlled by Ken Cai and Donald Hicks, both of whom became directors of Minco upon completion of the transaction. Prior to that time, PCR, Ken Cai and Donald Hicks were not affiliated with Minco. Mr. Hicks is no longer a director of the Company. Pursuant to the PCR Agreement, Minco acquired rights to PCR's entire portfolio of base and precious metal property agreements and acquisition rights in China, some of which were held directly and some of which were held by PCR's subsidiary, Temco. At that time, Temco was a joint venture, of which Minco held a 60% equity interest and China Clipper Gold Mines, Ltd. ("China Clipper"), a publicly traded Ontario corporation, held the remaining 40% equity interest. On February 27, 1997, Minco purchased China Clipper's 40% equity interest in Temco for $175,000, which was believed to be the fair market value at the time. PCR is currently largest and the controlling shareholder of Minco, and has no other operations other than its ownership in Minco.

The Teck-Cominco Agreements

     Simultaneously, and in connection with the PCR agreement, Minco and PCR entered into separate, but related agreements respectively dated February 19 and February 20, 1996 (collectively the "Teck-Cominco Agreements") with Teck Corporation ("Teck") and its 50.1% owned subsidiary, Cominco Ltd. ("Cominco"), which were both public Canadian mining companies traded on the Toronto Stock Exchange. See definition of the Teck-Cominco Agreements in Glossary of Mining Terms. Pursuant to these agreements, Teck and Cominco each invested $500,000 in Minco, and received 625,000 units, each unit consisting of one common share of Minco and one half of a non-transferable common share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share at a price of $1.20 on or before February 20, 1997, or $1.38 on or before February 20, 1998. The shares purchased by Teck and Cominco were
"restricted shares" under the rules of the British Columbia Securities Commission until February 20, 1997. Teck exercised its warrants to purchase

125,000 common shares at $1.20 per share prior to February 20, 1997. The warrants issued to Cominco expired under their terms.

     As partial consideration for the investments by Teck and Cominco, they received "earn-in rights" as to the Non-Chinese Interest ("NCI") in any two mineral property rights acquired by Minco in China after the date of the Teck-Cominco Agreements until March 1, 2004. The Non-Chinese Interest with respect to a property represents the direct or indirect interest in a property that is available for a non- Chinese entity or a foreigner to acquire under Chinese Law.

     The earn-in rights provide that upon Minco procuring a base or precious metal project, and after preliminary work by Minco, Teck and Cominco, in their sole discretion, shall first determine whether such project is to be governed by the Teck-Cominco Agreements. If they determine that the project is subject to the agreement, Teck and Cominco shall hold earn-in rights with respect to such project. If Teck and Cominco determine that the project is not to be governed by the Teck-Cominco Agreements, Minco shall thereafter have the right to elect whether or not to have the project assigned to it at cost.

     If Teck and Cominco determine that a base or precious metal project will be governed by the Teck-Cominco Agreements, their earn-in rights shall be exercisable in one of two ways, depending on whether the project is determined by Teck and Cominco, in their sole discretion, to be a "development property" or "exploration property." If determined to be a development property, Teck and Cominco shall have the right to acquire 70% of the Non-Chinese interest in such property and to become the operator of the project by completing, at their sole cost, any further project work and the final feasibility report on the project. Teck and Cominco must then arrange for 70% of the costs required to be provided by the non-Chinese parties to place the property into commercial production. Upon completion of all of the foregoing, Teck and Cominco shall be deemed to have exercised their earn-in rights in respect to the development project. Minco must contribute 30% of the costs required after the completion of the feasibility study.

     If a project is determined to be an exploration property by Teck and Cominco, Teck and Cominco shall have the right, upon completion of a preliminary feasibility study by Minco, to acquire 51% of the non-Chinese interest in such exploration property and to become the operator of programs on the property. To earn this 51% interest, Teck and Cominco must fund the final feasibility study on the project and arrange for all financing required to be provided by the non-Chinese parties to place the property into commercial production, as determined in the feasibility study. Upon completion of all of the foregoing, Teck and Cominco shall be deemed to have exercised their earn-in rights in respect to the exploration project.

     Each property for which Teck or Cominco have exercised an earn-in right shall be governed by its own separate joint venture agreement which will include a provision that if Minco's interest is diluted to 10% or less, such interest will be converted to a 1% net smelter return royalty. The agreements further provide that Cominco (in the case of a base metal property) or Teck (in the case of a precious metal property) shall be the designated operator of the property on behalf of the joint venture which shall be formed to exploit any such property.

     The Teck-Cominco Agreements contain provisions under which Teck and Cominco agree, subject to certain limitations, not to increase their collective share holdings in Minco beyond 20% of the common shares, nor to reduce them beyond 50% of their initial ownership, which limitations expire upon certain changes in control of Minco. As of August 31, 2001, Teck owned 1,250,000 common shares representing 7.63% of the outstanding shares and Cominco owned 625,000 common shares representing 3.82% of the outstanding shares. Teck and Cominco have a right of first refusal to purchase common shares of Minco in any future offerings, so as to maintain their percentage ownership in Minco.

     After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by Minco, Teck and Cominco shall have further preferential rights of first refusal with respect to further properties identified by Minco for a period of three years after the exercise of their earn-in rights. These preferential rights of purchase will apply only in circumstances where Minco, if Minco has elected to acquire a project identified by PCR, intends to offer an interest to third parties or has received an offer to purchase, earn or acquire an interest in such properties from third parties. Minco is required to notify Teck and Cominco of its intent to sell an interest in such project to a third party, and provide Teck and Cominco all information which Minco possesses with respect to the project as well as the terms of the proposed sale, and Teck and Cominco may, within thirty days, purchase such interest on the terms which Minco had proposed to accept from a third party.

The White Silver Mountain Teck Agreement

     On June 15, 1998, Teck exercised its option with respect to the White Silver Mountain Project (see Item 4 - Description of Property) under which it has the right to acquire up to 70% of Minco's interest in, or a net 56% in, the White Silver Mountain Project by purchasing 375,000 common shares of Minco at a price of $2.00 per share, which occurred on July 10, 1998, and by exercising warrants to purchase 125,000 common shares of Minco at a price of $3.00 per share, within one year, and funding all of Minco's obligations on the White Silver Mountain project up to the point of production. These warrants were not exercised. As a part of the transaction, warrants were issued to Teck allowing it to buy an additional 125,000 shares at a price of $2.00 per share, for one year, and warrants to buy a further 125,000 shares at a price of $3.45 per share for two years. Cominco has "back-in rights" with respect to this project to earn up to a 20% working interest in the Non-Chinese Interest in the property up to the pre-feasibility stage by repaying Teck and Minco one and one-half times the total project expenditures up to the date of exercise of its rights and thereafter funding its pro-rata share of feasibility and development costs. If Cominco exercises these back in rights, Minco's interest would be reduced to a 19% carried interest.

     The White Silver Mountain agreements with Teck and Cominco are separate from the Earn-In Rights that are detailed in the section above. The White Silver Mountain Agreement does not constitute an exercise of either Teck's or Cominco's first right of refusal, which remain intact.

People's Republic of China - Background Information

     The following is a general description of China's foreign investment in China and the history of gold mining therein.

     Foreign Investment

     China is in the process of developing a comprehensive system of laws for the development of a market-oriented economy. Since 1979, a significant number of laws and regulations dealing with foreign investment and matters related to foreign investment have been promulgated.

     The Constitution authorizes and encourages foreign investment and protects the "lawful rights and interests" of foreign investors in China. The Civil Procedure Law of China (the "Civil Procedure Law"), effective April 9, 1991, provides that if there is a conflict between the provisions of international treaties to which China is a signatory, and domestic Chinese law, the treaty provisions will prevail. In addition, the Foreign Economic Contract Law of China (the "FECL"), effective July 1, 1985, provides that matters not covered by Chinese law will be dealt with by reference to international practices.

     Direct foreign investment in China usually takes the form of equity joint ventures ("EJVs"), co-operative joint ventures ("CJVs") and wholly-foreign-owned enterprises. These investment vehicles are collectively referred to as foreign investment enterprises ("FIEs").

     An EJV is a Chinese legal person and consists of at least one foreign party and at least one Chinese party. The EJV generally takes the form of a limited liability company. It is required to have a registered capital to which each party to the EJV subscribes. Each party to the EJV is liable to the EJV up to the amount of the registered capital subscribed by it. The profits, losses and risks of the EJV are shared by the parties in proportion to their respective contributions to the registered capital. There are also rules and regulations governing specific aspects of EJVs or FIEs, including capital contribution requirements, debt-equity ratio, foreign exchange control, labor management, land use and taxation.

     Unlike an EJV, a CJV may be, but need not be, incorporated as a separate legal entity. The relationship between the parties is contractual in nature. The rights, liabilities and obligations of the parties are governed by the CJV contract, as is each party's share of the goods produced or profits generated. A CJV is considered a legal person with limited liability.

     The establishment of FIEs requires the approval of various Chinese government authorities. Generally, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question. The State Council must approve any foreign investment projects having an investment of U.S.$30 to U.S.$100 million or more. The State Development Planning Commission and the Ministry of Foreign Trade and Economic Co-operation are authorized by the State Council to approve foreign investment projects of between U.S.$30 million and U.S.$100 million. Provincial authorities are authorized to approve projects less than U.S.$30 million.

     Gold Mining in China

     Gold has been produced in China for over 4,000 years. In 1994, China was the world's sixth largest producer of gold at a reported 130 tonnes, immediately following Canada which was then the fifth largest producer of gold. It is presumed that early Chinese production was from placer deposits, and placer reserves still account for over 15% of China's total gold production. Gold mining is currently active in all of China's provinces, with over 460 official operations.

     The Chinese mining industry has traditionally been closed to foreign participation. However, a change in the Mineral Resources Law has been implemented by China's Central Government which permits foreign participation. The regulation of mining, including gold mining, in China is in a state of evolution from a totally planned, state-controlled condition to free market conditions as experienced in developed and most developing countries.

     The Ministry of Geology and Mineral Resources ("MGMR"), which formerly administered geological exploration and also carried out exploration through its own personnel, has been replaced by the new Ministry of Lands and Mineral Resources.

Chinese-Foreign Co-Operative Joint Ventures

     Minco has entered into two joint ventures to explore, and if warranted, to develop the White Silver Mountain project and Gobi Gold project. Minco believes that each of the joint ventures has complied with the required statutory regulations.

     The following is a general description of the legal framework for Sino-Foreign co-operative joint ventures pursuant to which the Company's business is carried on in China or will be regulated.

     Legal Framework. Each of the various joint venture entities through which the Company will carry on business in China has been or will be formed under the laws of China as a Chinese-foreign co-operative joint venture enterprise also called a Sino-Foreign co-operative joint venture, and is or will be a "legal person" with limited liability. All joint ventures entered into, or to be entered into, by the Registrant must be approved by both the Ministry of Foreign Trade and Economic Co-operation ("MOFTEC") and the State Planning Commission ("SPC") in Beijing or their provincial bureaus.

     The establishment and activities of each of the Company's joint venture entities are governed by the Law of the People's Republic of China on Chinese-foreign co-operative Joint Ventures and the regulations promulgated thereunder (the "China Joint Venture Law"). As with all Chinese-foreign co-operative joint venture enterprises, the Company's joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labor management.

     On January 1, 1997, an amendment to the Mineral Resources Law of China became effective. Among other things, the amended law deals with foreign ownership of Chinese mines and mineral rights, and allows, under some circumstances, the transfer of exploration rights and mining rights. Pursuant to this law, new regulations were made effective on February 12, 1998. These new regulations have effectively removed the limitations formerly imposed on foreign investment in gold mining.

     Restructuring within central government bureaucracies dealing with resources has resulted in the formation of one new ministry, the Ministry of Land and Resources ("MLR"), which replaces the old Ministry of Geology and Mineral Resources, State Bureau of Land Administration, State Bureau of Oceanic Administration and the State Bureau of Survey. This new ministry administers a new computerized central mineral title registry established in Beijing. This change has streamlined the application for exploration and mining permits so that a maximum 40-day response time is now guaranteed.

     Under existing laws, in order to form a mining joint venture, foreign companies must complete three levels of agreements. In general, the first level of agreement is a Letter of Intent or a Memorandum of Understanding, which sets forth broad areas of "mutual co-operation." The second level of agreement is a more detailed Co-operative Agreement which outlines the essential terms of the joint venture which will ultimately be formed. The third level of agreement is a Joint Venture Contract which sets out the entire agreement among the parties and contemplates the establishment of a "Chinese Legal Person," a separate legal entity.

     Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the State
Development Planning Commission (the "SDPC") or its provincial bureau. Therefore, upon completing a Co-operation Agreement, the parties prepare a feasibility study of the proposed joint venture and submit this feasibility study along with the Co-operation Agreement to the SDPC for what may be described as an approval in principle, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations.

     Upon receiving this approval in principle, the parties then negotiate and prepare a Joint Venture Contract and submit it to the Ministry of Foreign Trade and Economic Co-operation ("MOFTEC"), or its provincial bureaus, which approves the specific terms of all Joint Venture Contracts between Chinese and foreign parties. Within one month after the receipt of a certificate of approval from MOFTEC, a joint venture must register with the State Administration of Industry and Commerce (the "SAEC"). Upon registration of the joint venture, a business license is issued to the joint venture. The joint venture is officially established on the date on which its business license is issued. Following the receipt of its business license, the joint venture applies to the MLR to approve and grant to the joint venture its exploration permits and/or mining licenses.

     Governance and Operations. Governance and operations of a Sino-Foreign co-operative joint venture enterprise are governed by the Chinese Joint Venture Law and by the parties' joint venture agreement and the Articles of Association of each joint venture entity. Pursuant to relevant Chinese laws, certain major actions of the joint venture entity require unanimous approval by all of the directors present at the meeting called to decide upon actions such as: amendments to the joint venture agreement and the Articles of Association; increase in, or assignment of, the registered capital of the joint venture; a merger of the joint venture with another entity; or the termination and dissolution of the joint venture enterprise.

     Term. Under the joint venture agreement, the parties will agree to a term of the joint venture enterprise from the date a business license is granted. However, the term may be extended with the unanimous approval of the board of directors of the joint venture entity and the approval of the relevant Chinese governmental entities.

     Employee Matters. Each joint venture entity is subject to the Chinese-Foreign Co-operative Joint Venture Enterprise Labor Management Regulations. In compliance with these regulations, the management of the joint venture enterprise may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of its employees.

     Generally, in the joint venture agreement, the standard of salary, social welfare insurance and traveling expenses of senior management will be determined by the board of directors of the joint venture entity. In addition, the joint venture will establish a special fund for enterprise development, employee welfare and incentive fund, and a general reserve. The amount of after-tax profits allocated to the special funds is determined at the discretion of the board of directors on an annual basis.

     Distributions. After provision for a reserve fund, enterprise development fund and employee welfare and incentive fund, and after provision for taxation, the profits of a joint venture enterprise will be available for distribution to the Registrant and the relevant Chinese governmental entity, such distribution to be authorized by the board of directors of the joint venture entity.

     Assignment of Interest. Under joint venture agreements and the Chinese Joint Venture Law, any assignment of an interest in a joint venture entity must be approved by the relevant governmental authorities. The China Joint Venture Law also provides for pre-emptive rights and consent of the other party for proposed assignments by one party to a third party.

     Liquidation. Under the Chinese Joint Venture Law and joint venture agreements, the joint venture entity may be liquidated in certain limited circumstances including the expiry of its term or any term of extension, inability to continue operations due to severe losses, failure of a party to honor its obligations under the joint venture agreement and Articles of Association in such a manner as to impair the operations of Chinese governmental entitles and force majeure.

     Resolution of Disputes. In the event of a dispute between the parties, attempts will be made to resolve the dispute through friendly consultation. This is the practice in China and the Company believes that its relationship with Chinese governmental entities is such that it will be able to maintain a good working relationship with respect to the operations of its joint venture enterprises. In the absence of a friendly resolution of any dispute, the parties have agreed or will agree that the matter will first be referred to the Foreign Economics and Trade Arbitration Commission of China Council ("FETAL") for the Promotion of International Trade for Arbitration. Awards of FETAL are enforceable in accordance with the laws of China before Chinese courts. Resort to Chinese courts to enforce a joint venture contract or to resolve disputes between the parties over the terms of the contract is permissible. However, the parties' may jointly select another internationally recognized arbitration institution to resolve disputes. All of the Company's joint venture agreements stipulate that disagreements between the parties will be arbitrated by an arbitration institution in Singapore.

     Expropriation. The Chinese Joint Venture Law also provides that China generally will not nationalize and requisition enterprises with foreign investment. However, in special circumstances where demanded by social public interest, enterprises with foreign investment may be requisitioned by legal procedures, but appropriate compensation will be paid.

     Division of Revenues. Revenues derived from operating joint ventures, once all necessary agreements, permits and licenses are obtained, will be divided between the Company and the Chinese governmental entity or entities which are parties to the joint venture according to the terms of each individual joint venture, which terms will vary from project to project. The Company will be subject to various taxes on its revenues.

C.   Organizational Structure

     Minco has one wholly-owned subsidiary, Triple Eight Mineral Corporation ("Temco"), a corporation organized on September 1, 1995, under the laws of the British Virgin Islands and having a statutory office at Arawak Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

     The following chart sets forth Minco's corporate structure, including its subsidiary, their jurisdiction of incorporation, and the various mineral properties held by each of them:

                      [ORGANIZATIONAL STRUCTURE TABLE]

                      MINCO MINING AND METALS CORPORATION
                        (a British Columbia corporation)


A) Triple Eight Mineral Corporation (a British Virgin Islands company) (100%) owned by Minco).

B) Gansu Keyin Mining Co. Ltd. (1), a Chinese joint venture with Minco's right to earn up to an 80% interest and who owns rights to the White Silver Mountain project.

C) Inner Mongolia Damo Mining Co., Ltd. (2), a Chinese joint venture with Minco's right to earn up to a 75% interest and who owns rights to the Gobi Gold project.

D) Changba-Lijiajou project (3). Minco has the option to earn up to a 75% interest.

(1) Formed by Minco and Baiyin Non-Ferrous Metals Corporation ("BNMC"), a Chinese state-owned company. Teck Corporation has the right to earn 70% of Minco's interest for a net 56% interest. As of March 31, 2001, Minco has not yet earned its 80% interest.

(2) Formed by Minco and the Exploration Institute of Land and Resources of Inner Mongolia ("EILR"), a department of the Chinese government. As of March 31, 2001, Minco has not yet earned its 75% interest.

(3) Owned by BNMC. Minco has the right to earn up to a 75% interest in joint venture. As of March 31, 2001, Minco has not yet earned its 75% interest.


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


D.      Property, Plant and Equipment

     [Map of China with large city locations and location of White Silver Mountain and Gobi Gold projects.]

     For the year 2000, Minco actively pursued exploration at the White Silver Mountain and Gobi Gold projects.

     At White Silver Mountain, a 250-meter horizontal tunnel was completed under the direction of Minco and Teck Corporation personnel. The purpose of the tunnel was to allow a drill to be put in the optimal location for testing the extensions of the Xiaotieshan deposit. Upon completion of the tunnel, Teck drilled approximately 2,000 meters in several holes to test the zone. Based on the results of this drill program, a follow-up program was planned for the year 2001.

     Concurrent with the on-going underground program, Teck will undertake a program of surface work on broader areas of the property away from the known deposits. These areas have seen little previous exploration. The initial mapping program completed by Minco in the year 1999 discovered several areas of favorable geology that require follow-up. The year 2000 surface program included a broader and more comprehensive mapping project, 200 line kilometers of geophysical surveys and, where applicable, soil and rock sampling. The results of the surface program were followed up with approximately 3,000 meters of surface drilling in the year 2001 at an estimated cost of $400,000, which is being funded by Teck. See "2000 Exploration Program and Planned Activities for 2001."

     In addition to the White Silver Mountain program, Minco carried out work on its own account on the Gobi Gold project. The initial exploration phase consisted of geological mapping, soil and rock geochemical sampling and surface magnetometer surveys designed to aid in mapping the major structures on the project and assist in locating buried intrusive bodies. This program also included follow-up prospecting of the anomalies generated by earlier work by the Chinese joint venture partner. The Gobi Gold project surrounds a small mining permit retained by the vendor. The Phase I program is on schedule, will be completed at an estimated cost of $400,000 and will be funded from Minco's existing working capital. Further exploration work, if warranted, will be contingent on an evaluation and interpretation of the geological and geophysical data resulting from the Phase I program.

     At this time, Minco plans no further work programs on any of it other properties including the Changba-Lijiagou project. Minco may entertain offers from third parties that wish to option or joint venture the Changba-Lijiagou project. At the present time, Minco is not negotiating any agreement on the property and there is no assurance that an offer will be obtained that will enhance shareholder value.

White Silver Mountain

     Minco acquired its rights to the White Silver Mountain, a polymetallic project located in Gansu Province, China, pursuant to the "Co-operation Agreement for Mineral Exploration and Development" between the Company and Baiyin Non-Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. A fully licensed Sino-Foreign joint venture company, Gansu Keyin Mining Co. Ltd. ("Gansu Keyin") has been formed to hold the mineral interests. In order to earn up to an 80% interest in Gansu Keyin which owns the rights to the White Silver Mountain project, Minco must spend a minimum of US$4.8 million (40 million Renminbi Yuan "RMB") on the White Silver Mountain property over a six year period. If Minco fails to spend the minimum amount, Minco's interest in Gansu Keyin will be capped by a predetermined formula as set out in the Joint Venture Agreement. BNMC contributed the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Gansu Keyin. Following the completion of the above expenditures, each party shall make contributions to Gansu Keyin in proportion to their respective beneficial interests. Pursuant to an option agreement dated December 22, 1999, with effective date of June 10, 1998, the date a letter agreement was entered into, Minco granted Teck an option to earn 70% of Minco's 80% interest, for a 56% net interest in Gansu Keyin, by assuming all of Minco's funding requirements until commercial production has been attained. Since inception, Teck has spent approximately $1,674,858, and Minco has spent $1,376,303, respectively on the White Silver Mountain project.



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

     Location and Description

     [Map of China indicating provinces of China. Insert of map indicates location and property boundary of White Silver Mountain project.]

     The 111 square kilometer White Silver Mountain project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field located close to the city of Baiyin, Gansu Province, China. Baiyin is located 1,000 kilometers west of Beijing. The area is fully serviced by road and rail and has the entire required infrastructure to support an active mining operation. The White Silver Mountain project is located near the Xiaotieshan deposit which is currently being mined and operated by BNMC. Gansu Keyin, the joint venture in which Minco has the right to earn an 80% interest, has concluded an agreement to explore the extensions of the mineralized zones being mined at Xiaotieshan as well as any new discoveries in the region. Drilling and underground exploration undertaken by Gansu Keyin has focused on the area immediately below the Xiaotieshan underground mine testing the downward extensions of the ore lenses being mined by BNMC. The agreement includes the areas immediately surrounding past and present mine workings, but excludes the workings themselves and the BNMC milling and/or smelting operations. Recent surface exploration and geological mapping has uncovered other prospective areas outside of the project boundary. In response to these finds, Gansu Keyin has applied for an additional 70 square kilometers of mineral rights, which was granted in March 2000.

     History, Deposit Type and Exploration Potential

     The White Silver Mountain deposits are of the Volcanogenic Massive Sulphide
(VMS) type. VMS deposits are formed in undersea settings by the precipitation of metal rich fluids expelled by volcanic vents. VMS deposits display a characteristic "zoning" with more copper-rich deposits found near the location of the original volcanic vents and more zinc-rich deposits found at a distance to them, though the pattern is often obscured by later faulting and folding of the rocks that contain them. VMS deposits are "syngenetic," meaning they form at the same time as the rocks that enclose them and they usually occur in clusters over a 20 to 40 km radius. Deposits are found where the volcanic rock has changed to a distinctive quartz rich rock units known as "exhalitives." These are indicators of VMS deposit forming activity; exploration for new deposits in known VMS camps therefore often focuses on finding the exhalative horizons then exploring within them for economic concentrations of metals. Geological mapping undertaken as part of the 1999 exploration program has located five separate exhalitive horizons, including the one that hosts the mined deposits. To the best of Minco's knowledge, there had been virtually no past exploration of the property away from the mines.

     Environmental Considerations

     The Gansu Keyin joint venture agreement specifically excludes any areas of past or present mining activity. Minco foresees no direct or indirect liabilities arising from the activities of BNMC on its own mine sites. In the White Silver Mountain underground exploration area, Teck has hired BNMC as a contractor to undertake all underground excavation. BNMC is responsible for the disposal of all mining waste (mainly barren rock) in an environmentally sound manner. Similarly, it is expected that BNMC would be retained as the mining contractor if the joint venture makes a positive production decision. BNMC would have operational management of the project and would be responsible for adherence to sound environmental practice. If smelting is done by BNMC, it would be governed by standard commercial contract under which the handling and safe disposal of any attendant waste products would be BNMC's sole responsibility.

     Gansu Keyin Mining Co. Ltd.

     Gansu Keyin Mining Co. Ltd was formed and operates pursuant to a Sino-Foreign co-operative joint venture contract between Baiyin Non-Ferrous Metals Corporation of the People's Republic of China ("BNMC") and Minco. Under the terms of the joint venture contract, Gansu Keyin's board of directors consists of seven directors of which Minco has the right to select four directors, including the chairman. Minco has selected Messrs. Ken Cai, William Meyer, Hans Wick and Fred Daley as its representatives. Baiyin has the right to select the remaining three directors.

     Because of Minco's majority ownership and majority representatives on the Gansu Keyin's board, Minco controls Gansu Keyin's operations in the ordinary course of business. However, the following transactions by Gansu Keyin requires the unanimous approval by its board: (1) terminating or dissolving Gansu Keyin;
(2) selling or mortgaging assets that have a value of 10% of Gansu Keyin's assets; (3) increasing or decreasing Gansu Keyin's registered capital; (4) borrowing by Gansu Keyin; (5) merging Gansu Keyin; (6) guaranteeing on behalf of Gansu Keyin; and (7) establishing organization under the board.

2000 Exploration Program and Planned Activities for 2001

     The White Silver Mountain project program for 2000 consisted of 250 meters of underground excavation establish drill stations, approximately 2,000 meters of underground drilling and a surface program which included geological mapping and approximately 200 line kilometers of electromagnetic surveying. The mapping and electromagnetic surveys generated new targets for a surface drilling campaign to be undertaken in 2001 after Gansu Keyin has received and interpreted the results of the surface work and the current underground drill program. The cost of this program is estimated at $400,000 and will be completely funded by Teck. Similarly, the underground program is expected to continue as long as favorable results are being received and the potential size of the mineralized zone is being increased.

     During the year 2000 field season, Teck completed 219 kilometers of surface magnetic and electromagnetic surveys which outlined a number of highly prospective conductive zones. In the first half of 2001, Teck completed a total of 2,763 meters of diamond drilling in nine surface drill holes. No economic grade mineralization was intersected.

     Teck has concluded that the best potential for developing additional resources lies in the downward extension of the known mineralization at the Xiaotieshan Mine which remains open to the east and to depth. Teck has recommended a program of four holes aggregating approximately 1,800 meters in the next phase of drilling. No further field work is contemplated at the White Silver Mountain project for the remainder of 2001.

     Minco's costs related to the White Silver Mountain project was $73,023 for the December 31, 2000, year end and will be approximately $50,000 for the year ended December 31, 2001, consisting of $20,000 in geological fees, $15,000 in management fees and $15,000 related to travel and lodging related to the project. These amounts are in addition to the amounts being expended by Teck.

Gobi Gold Project

     A regional exploration and property evaluation was carried out on the Inner Mongolia (Gobi Gold project) during 1998 culminating in the joint venture agreement in 1999 between Minco and the Exploration Institute of Land and Resources of Inner Mongolia ("EILR"). In 1999, Minco and EILR created Inner Mongolia Damo Mining Co. Ltd., a fully-licensed Sino-Foreign co-operative joint venture ("Damo Mining"), to explore for metallic mineral deposits within the Inner Mongolia Autonomous Region. Initially, Damo Mining will focus on exploring its existing license holding that covers 550 km2. The Damo Mining joint venture agreement allows Minco to earn up to a 75% interest in joint venture by spending US$2.5 million on exploration on the Gobi Gold project over four years. In the event Minco does not spend the specified amounts, its interest in the joint venture agreement may be subject to being capped by a predetermined formula as set out in the Joint Venture Agreement.

     Inner Mongolia Damo Mining Co., Ltd.

     Damo Mining was formed and operates pursuant to a Sino-Foreign co-operative joint venture contract between EILR and Minco. Under the terms of the joint venture contract, Damo Mining's board of directors consists of seven directors of which Minco has the right to select four directors, including the chairman. Minco has selected Messrs. Ken Cai, William Meyer, Robert Callander and Ruijin Jiang as its representatives. EILR has the right to select the remaining three directors.

     Because of Minco's majority ownership and majority representatives on Damo Mining's board, Minco controls Damo Mining's operations in the ordinary course of business. However, the following transactions by Damo Mining requires the unanimous approval by its board: (1) terminating or dissolving Damo Mining; (2) selling or mortgaging assets that have a value of 10% of Damo Mining's assets;
(3) increasing or decreasing Damo Mining's registered capital; (4) borrowing by Damo Mining; (5) merging Damo Mining; (6) guaranteeing on behalf of Damo Mining; and (7) establishing organizations under the board.


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

     Location, History, Geology and Exploration Potential

     [Map of China indicating provinces of China. Insert of map indicates region and location of Gobi Gold project.]

     The Gobi Gold project is the culmination of a series of regional exploration programs undertaken by the Exploration Institute of Land and Resources of Inner Mongolia ("EILR"). EILR carried out a broad program of stream and drainage sampling. This program highlighted several areas with gold concentrations some of which were followed up by mapping, prospecting and more closely spaced geochemical sampling. Minco believes that the potential for discovering more extensive, near surface skarn mineralization is good, given the limited exploration that has taken place beyond the surficial oxide zones. An initial program of detailed ground magnetic surveys combined with geological mapping was completed to give better resolution of features controlling mineralization.

     Other prospects identified in the license blocks from regional geochemical surveys have had limited to no follow-up work. Known mineralization is developed in calcareous sedimentary units and proximal to small felsic intrusions. Field examination of two prospects visited in 1999 showed features indicative of skarn style mineralization. The exploration program for 2000 involved ground magnetic surveys and geological mapping over the two identified skarn prospects to establish drill targets. Field- checking remaining geochemical anomalies is also planned. Total expenditures from inception to December 31, 2000, funded by Minco on the Gobi Gold project were $379,987.

     Upon completion of results from this program, the next phase of work, if warranted, will likely involve more detailed work on the most favorable targets, culminating in drilling. Results from the 2001 exploration program are not expected until the fourth quarter 2001.

     Expenditures for the year ended December 31, 2000, were $335,255 consisting of approximately $221,325 in advances to Damo Mining, $10,456 for acquisition costs, $76,347 in consulting fees and $27,127 in administration fees, travel, transportation and lodging. For the year ended December 31, 2001, expenditures will be approximately $250,000 consisting of $125,000 in advances to Damo Mining, $37,500 for administrative fees, $50,000 in consulting fees and $37,500 in travel, transportation and lodging.

     Environmental Considerations

     The exploration activities proposed for the Gobi Gold project, including potential drill testing of new anomalies, will result in little surface disturbance, and standard reclamation procedures will be used for areas such as trenches or drill pads. Minco does not believe that there will be any potential environmental liability arising from these activities.

Changba-Lijiagou Property

     Minco acquired its rights to the Changba-Lijiagou Lead Zinc project located in Ganzu Province, China, through the "Co-operation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between Minco and BNMC signed on November 17, 1997. Under this agreement, which has no expiration date, Minco and BNMC will form a Chinese joint venture company to explore, and, if warranted, develop and exploit the lead and zinc deposits of Changba and Lijiagou and the joint area between them by taking the project through development, to production at a rate of 3,500 tonnes of ore per day. If a joint venture agreement is entered into, Minco will contribute capital and advance equipment to develop a 3,500 tonne per day underground mine for a 75% interest in the joint venture. BNMC operated the Changba-Lijiagou project as a 3,500 tonne per day open pit mine until the collapse of underground workings forced the downsizing of the operation to 750 tonnes per day. BNMC will contribute the mining rights relating to Changba and Lijiagou and net values of total assets at the Changba milling system for a 25% interest in the joint venture.

     Since entering into the agreement, Minco has concentrated its efforts on the Lijiagou mineralization. The work undertaken to date is of a preliminary nature only. Further third party work and a complete feasibility study would be required prior to any production decision. No exploration activities are planned for the Changba-Lijiagou project for 2001 and no joint venture has yet been entered into. Because of Minco's focus on the White Silver Mountain and Gobi Gold projects, Minco may entertain offers from third parties who wish to earn a portion of Minco's interest in the project by further funding it.

     History, Geologic Model and Exploration Potential

     BNMC originally moved into the Changba area in the 1940's after the discovery of copper in the region. BNMC started up operations at two copper mines soon afterwards, which are now virtually depleted. The search for new copper reserves in the area lead to the discovery of the Changba, then Lijiagou zinc/lead mineralization.

     The Changba-Lijiagou project is located in Ganzu province in northwestern China. The project took its name from the town of Changba, a small regional agricultural/government center before the arrival of the miners. Changba is 350 kilometers east of the provincial capitol of Ganzu and 400 kilometers by road and rail to Baiyin, the headquarters town of BNMC and location of the smelting complex.

     Changba and Lijiagou are Sedimentary Exhalative (or SedEx) type deposits. SedEx deposits are characteristically zoned in a pattern with zinc rich material in the center. The Changba-Lijiagou deposits are zinc rich. They are open and substantially untested to depth, as well as laterally along trend. Though exploratory drilling is needed to confirm this, the zinc rich nature of the ore and the long trend length indicate potential for further discoveries in the area. BNMC has completed close to 250 surface drill holes to test Changba to depth and to outline the Lijiagou mineralization and to test the intervening area at depth.

     Environmental Considerations

     All areas of past and present mining activities are specifically excluded from the joint venture. Should Minco and/or its partners decide to put all or part of the project into production, there would be an operating agreement negotiated with BNMC. In negotiating the joint venture agreement, Minco will request that a provision be included that will absolve the partners from any environmental hazards arising from BNMC's mining activities prior to the date of the joint venture contract to be negotiated and finalized. The structure of the agreement with BNMC allows Minco to earn a direct interest in the mill site and other infrastructure. Should Minco make a positive production decision, it would need to negotiate an agreement that defines its responsibilities concerning the ultimate rehabilitation of the mill site and include those costs in its decision making.

Other Mineral Interests

     (a) Minco has entered into a co-operative joint venture agreement with the Sichuan Bureau of the Ministry of Geology and Mineral Resources on the Chapuzi property which is located in Sichuan Province, China.

     Pursuant to the agreement, Minco has the right to earn a 51% interest by spending $5 million on exploration and development in the Chapuzi gold deposit. A total of $153,416 has been spent on exploration and metallurgical testing as of December 31, 1996. Minco may earn a 75% interest by placing the Chapuzi gold deposit project into production. Minco discontinued exploration work on the property in 1999.

     (b) Minco has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China. At this time, Minco has no plans to invest in any of the properties.

     (c) Minco had an interest in Savoyardinskii gold/antimony property located in the Savoyardinskii area in Karakuldzinskii Region, Osh Oblast, Kyrgyz Republic. Minco abandoned the project in 1998.

     (d) Pursuant to a joint venture agreement, Minco can earn a 55% interest in the Emperor's Delight and Lengkou properties, which are located in Hebei Province, China, by spending US$4.4 million over a five-year period beginning in 1996. Minco discontinued exploration work on the Emperor's Delight property in 1999 and on the Lengkou property in 1998.

     (e) The Crystal Valley and Stone Lake properties are located in Hebei Province, China. These projects are subject to the approval of the appropriate Chinese government authorities.

     All Minco's properties are located in China and fall into two general groups: the Chapuzi, West Tian Shan, Xinjiang, White Silver Mountain and Gobi Gold properties were acquired by direct negotiations and agreements between Minco and the Chinese authorities and the Changba-Lijiagou, Emperor's Delight, Lengkou, Crystal Valley and Stone Lake properties were acquired in connection with the PCR Agreement.

     In setting up a joint venture to operate a mining venture in China, the general procedure involves three levels of agreements. The first level of agreement is a Letter of Intent or a Memorandum of Understanding, which sets forth broad areas of "mutual co-operative." The second level of agreement is a more detailed Co-operative Agreement which outlines the essential terms of the joint venture which will ultimately be formed. The third level of agreement is a Joint Venture Contract which sets out the entire agreement among the parties and contemplates the establishment of a "Chinese Legal Person," a separate legal entity. See Item 4 - "People's Republic of China - Background Information" and "Chinese-Foreign Co-Operative Joint Ventures."

     To date, Minco has not entered into a final agreement on a producing property. Consequently, Minco has not generated a cash flow from operations. In management's opinion, given that the nature of Minco's business consists of mineral exploration, development and the evaluation of resource properties, meaningful financial information consists primarily of Minco's liquidity and solvency. The results of operations of an exploration company are almost entirely measured by the extent and quality of the mineralization discovered compared with the related costs of such discoveries.

Expenditures on Properties of Minco for 1998, 1999, and 2000, and June 30, 2001

     The following table sets forth Minco's gross expenditures on its properties for the years ended December 31, 1998, 1999 and 2000, and the six months ended June 30, 2001.


                                                    December 31,              June 30,
                                       ---------------------------------    ------------
                                          1998         1999         2000         2001
------------------------------------------------------------------------    ------------
Changba Lijiagou Lead-Zinc Deposit     $  52,107   $           $            $
Chapuzi                                    1,456
Emperor's Delight                                     25,051
Heavenly Mountains                        33,412
Inner Mongolia (Gobi)                     40,456      49,922     358,645      129,435
Lengkou                                   44,561
Savoyardinskii                            82,216
West Kunlun
White-Silver Mountain                    619,381     684,898      87,449       39,802
Xifanping Gold Deposits                   33,504
-------------------------------------------------------------------------------------
Total                                  $ 907,093   $ 759,871   $ 446,094    $ 169,237
=====================================================================================


Item 5.  Operating and Financial Review and Prospects

     This discussion and analysis of the operating results and the financial position of Minco for the six months ended June 30, 2001 and 2000, and the three years ended December 31, 2000, 1999, and 1998, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto.

A.   Operating results.

General

     Since the signing of its first co-operative agreement on the Chapuzi project in China in 1995, Minco has been very active in mineral exploration, property evaluation and acquisition in China. Minco plans to build a portfolio of base metals and precious metals properties in China. A strategic alliance was formed with Teck Corporation and Cominco Ltd. for mineral exploration and development in China. Minco has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated about 300 Chinese mineral properties. Minco has rights to earn interests in three Sino-Foreign co-operative joint ventures that have been established within the Chinese mining industry.

Results of Operations

Six months ended June 30, 2001, compared to the six months ended June 30, 2000

     Minco had no revenues during the six months ended June 30, 2001 and 2000.

     Administrative  expenses  were  $348,847  for the six months ended June 30,
2001,  compared  to  $440,703  for the same  period  during the prior  year.  In general, expenses decreased in all categories in light of the Company concentrating its efforts on the White-Silver Mountain and Gobi Gold projects. In this regard, during the six months ended June 30, 2001, the Company had minimal property investigation expenses related to other properties. Of administrative expenses, entertainment, investor relations and promotion and government expense decreased due to Minco eliminating or reducing expenditures. These decreases were offset by an increase in accounting and legal expenses related to the registration of Minco's common shares with the United States Securities and Exchange Commission. During the six months ended June 30, 2000, the Company had net recovery costs of $18,027 on mineral exploration costs related to the White Silver Mountain and Gobi Gold projects.

     Net loss for period was $278,448, $0.01 per share, compared to $719,896, $0.04 per share, for the six months ended June 30, 2001 and 2000, respectively.

     Effective for the fiscal year ending December 31, 2001, Minco has changed its accounting policy to write off exploration costs until such time as reserves are proven. Minco has therefore written-down its previously capitalized mineral interests to a nominal value.

     The change in accounting policy has been accounted for retroactively. The primary effect of the change in policy is to reduce mineral interest value on June 30, 2001, by $2,263,343 and increase beginning shareholder deficit on January 1, 2001, by $2,288,370.

Year ended December 31, 2000, compared to year ended December 31, 1999

     The Company is in the exploration stage and had no revenue during 2000 and 1999. During the year ended December 31, 2000, Minco had no mineral interests written off compared to mineral interests written off of $579,088 during the year ended December 31, 1999. Mineral interests written off during the year ended December 31, 1999, consisted of the Emperor's Delight, Changba Lijiajou Lead-Zinc Depot and Chapuzi interests.

     Total administrative expenses were $740,884 for fiscal year 2000 compared to $954,713 for fiscal year 1999. During fiscal year 2000, the Company continued its ongoing effort to reduce expenses. Expenses decreased in almost all administrative categories including advertising by $17,557, consulting fees by $19,984, promotion and government relations by $55,834, and rent by $30,502. These decreases were offset, in part, by the increase in legal fees by $23,000 related to the Company's registration statement registering its common shares with the SEC.

     During 2000, mineral property expenditures were $446,094 of which $87,449 was spent on White Silver Mountain and $358,645 was spent on the Gobi Gold project in Inner Mongolia.

     Net loss from operations for 2000 was $624,679 or $0.04 per share compared to $1,506,108 or $0.09 per share in 1999.

     Effective for the fiscal year ending December 31, 2001, Minco has changed its accounting policy to write off exploration costs until such time as reserves are proven. Had such policy been in effect for the year ended December 31, 2000, net loss for the period would have been $1,070,773, and mineral interests would be reduced by $2,281,370.

     United States GAAP Reconciliation

     For the year ended December 31, 2000, the Company had a loss of $1,070,773 or $0.08 per share calculated under U.S. GAAP compared to a net loss of $624,679 or $0.04 per share calculated under Canadian GAAP. The difference in calculation of loss is primarily attributed to the write-off of deferred exploration costs of $446,094 under U.S. GAAP.

Year ended December 31, 1999, compared to year ended December 31, 1998

     The Company is in the exploration stage and had no revenues during 1999 and 1998. Mineral interests written off of $579,088 during 1999 consisted of the Emperor's Delight, Changba Lijiagou Lead-Zinc Deposit and Chapuzi interests. This is a reduction of mineral interests written off during 1998 consisting of the Lengkou, Heavenly Mountains and Savoyardinskii mineral interests. The mineral interests write-offs relate to Minco's decision to discontinue exploration at Emperor's Delight and Chapuzi properties, and to the write down of the Changba- Lijiagou property to a nominal carrying value. Mineral property expenditures for 1999 amounted to $760,000, of which $700,000 went to White Silver Mountain project, and $60,000 was spent on the Gobi Gold project in Inner Mongolia.

     Total administrative expenses were $954,713 for 1999 compared to $1,128,244 for 1998. On- going cost reductions were mainly in overhead items such as rent, telephone and travel costs as well as a reduction in listing fees due to the need to only maintain the Toronto Stock Exchange listing. This cost reduction included decreasing management fees and property investigation activities. Minco's efforts on cost control in the past three years have lead to a decrease of approximately $400,000 in administrative and overhead costs. A large portion of the decrease is attributed to a reduction in property investigation costs of $77,583 due to a decrease in the number of properties being evaluated.

     During 1999, mineral property expenditures were $759,871, primarily spent on the White-Silver Mountain project. Mineral property expenditures for 1998 were $910,000 with the bulk of such mineral property expenditures of $620,000 was spent on White Silver Mountain project, and the remainder spread across several other properties.

     Net loss from operations for 1999 was $1,506,108 or $0.09 per share compared to $1.99 million or $0.13 per share in 1998.

     Effective for the fiscal year ending December 31, 2001, Minco has changed its accounting policy to write off exploration costs until such time as reserves are proven. Had such policy been in effect for the years ended December 31, 1997 and 1998, net loss for the periods would have been $1,686,891 and $1,838,269, respectively, and mineral interests would be reduced by $1,835,276 and $1,654,493, respectively.

     United States GAAP Reconciliation

     For the year ended December 31, 1999, the Company had a loss of $2,544,584 or $0.21per share calculated under U.S. GAAP compared to a net loss of $1,506,188 or $0.09 per share calculated under Canadian GAAP. The difference in calculation of loss is primarily attributed to (1) the release of escrow shares of $974,042 which is recorded as compensation expense under U.S. GAAP; (2) the write-off of $180,788 of deferred exploration costs under U.S. GAAP; and (3) the recognition of $116,347 under U.S. GAAP of securities written off under Canadian GAAP.

Exchange Rates

     Minco maintains its accounting records in functional currency: Canadian dollar. Minco translates foreign currency transactions into functional currency in the following manner: At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date. At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in the Consolidated Statements of Operation and Deficit.

     Minco pays for its expenses related to its Chinese joint ventures in Canadian dollars which are then converted into Chinese dollars or RMB. Based on prior years' experience, Minco does not believe that foreign currency fluctuations have had a material impact on its financial condition. However, no assurance can be given that material foreign currency fluctuations will not occur in the future. The Company does not engage in foreign currency hedging transaction.

Inflation

     Based on prior history for at least the two fiscal years, Minco does not believe that inflation will have a material adverse effect on its financial condition. However, no assurance can be given that Minco will not experience a substantial increase in inflation.

B.   Liquidity and Capital Resources

     Currently, none of the Company's projects are producing revenues and no revenues are anticipated to be generated in the near future. To provide working capital for its operations and project development, Minco needs to raise new funds within twelve to eighteen months. Traditionally, the Company has raised capital through the issuance of common shares. It is contemplated that it will continue to raise capital primarily through investors consisting of resource investment groups, senior mining companies, and public financing through the facilities of the Toronto Stock Exchange. No assurance, however, can be given that Minco's future capital requirements can be obtained. Minco's access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies. There can be no guarantee that Minco will be successful in obtaining future financing, when necessary, on economically acceptable terms.

     For the year ended December 31, 2001, the Company believes that it will need approximately $900,000, of which $600,000 is administrative costs and $300,000 is for ongoing programs consisting of $250,000 and $50,000 related to the Gobi Gold and White Silver Mountain projects, respectively. No assurance can be given that the Company will make the anticipated exploration expenditures on the Gobi Gold and White Silver Mountain projects which will depend, in part, on actual results of exploration.

     The Company anticipates that it will pay for its administrative and exploration costs for 2001 from its current working capital. Based upon the completion of its prior private placement, the Company believes that it has sufficient working capital to complete its anticipated expenditures during the remaining portion of 2001.

     At June 30, 2001, and December 31, 2000, Minco had working capital of $905,252 and $1,167,966, respectively. During the period of 1999 to 2000, capital additions totaled $111,100 through the exercise of warrants.

     The particulars of all capital raising transactions since 1997 are detailed as follows:

     In June 1996, Minco completed a private placement of 3.2 million special warrants at a price of $2.55 per special warrant for gross proceeds of $8,160,000. Each unit consisted of one common share and one half of a non-transferable common share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of $2.55 per share until one year after the date of issuance of the warrant upon exercise of the special warrant. The expiration date of such warrants was subsequently extended until 4:30P.M. on June 30, 2000, and the exercise price of the warrants was reduced to $2.00. These warrants expired under their terms.

     Common shares issued for cash in 1997 totaled $158,000. $150,000 from the exercise of share purchase warrants and $8,000 from the exercise of employee options. 133,000 shares were issued in regards to these transactions.

     On July 10, 1998, Minco completed a private placement of 375,000 common shares to Teck Corporation at a price of $2.00 per share. Proceeds of this placement were expended entirely on the White Silver Mountain Project. The placement also included warrants to purchase 125,000 common shares at a price of $2.00 per share for one year and a further 125,000 common shares at a price of $3.45 per share for two years.

     Financing in 1999 included the exercise by Teck of 125,000 warrants to purchase shares at $1.60 as part of its exercise of its option to become a joint venture partner and operator of the White Silver Mountain project. Teck had the right but not the obligation to acquire an additional 125,000 shares at $3.45 until July 9, 2000, and did not acquire the additional common shares. Additionally, the Company undertook private placements of 250,000 common shares at $0.85 per share and 150,000 common shares at $1.00 per share.

     During fiscal year 2000, Arbora Portfolio Management exercised warrants to acquire 110,000 common shares at $1.01 per share representing gross proceeds of $111,100.

     Proceeds of the financing listed above are being used for exploration and for development expenditures (only when and if warranted) in connection with Minco's mineral projects located in China, for working capital and for acquisition of additional projects. The one exception to this was the 1997 placement of 375,000 shares at $2.00 to Teck Corporation. The proceeds of this placement were entirely expended on the White Silver Mountain project.

Item 6. Directors, Senior Management and Employees

A.   Directors and senior management.

     The following table sets forth all current directors and executive officers of Minco as of August 31, 2001, with each position and office held by them in Minco, their terms of office and the period of service as such. Each director's term of office expires at the next annual general meeting of shareholders to be held in June 2002.


                                                     Number of Shares            Principal Occupation
                                                    Beneficially Owned,         and if Not at Present
                                                  Directly or Indirectly,        an Elected Director,
                                                       or Over Which              Occupation During
    Name and Present                               Control Or Direction           the Past Five (5)
      Office Held            Director Since            is Exercised                     Years
------------------------ -----------------------  -----------------------     ------------------------
Ken Cai                      February 1996                   6,288,500(1)       Geologist
President, Chief
Executive Officer and
Director

William Meyer                July 13, 1999                     250,000(2)       Professional Engineer
Chairman and Director

Robert M. Callander          August 1996                       197,550(3)       Vice President,
Director                                                                        Caldwell Securities
                                                                                Ltd.

Hans Wick                    March 1997                        262,300(3)       Financial Advisor
Director


(1) Includes 5,917,500 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest. Also includes 371,000 common shares subject to options.

(2)  Represents 250,000 common shares subject to options.

(3)  Includes 97,300 common shares subject to options.

     Positions held by Minco's directors and officers other than with Minco:

     Name                   Positions Held
----------------------------------------------------------------------------
Ken Cai                  Director, Chineseworldnet.com
                         Director, Dragon Pharmaceutical Inc.
                         Director, Aquasol Environtech Ltd.
                         President & Director, Kaisun Investment &
                         Development
                         President & Director, Pacific Canada Resources Inc.

     Name                   Positions Held
----------------------------------------------------------------------------

William Meyer            Director, Silver Standard Resources Inc.
                         Director, Gerle Gold Ltd.
                         Director, Lysander Minerals Corporation
                         Director, Cantech Ventures Inc.
                         Director, Standard Mining Inc.

                         Director, Trans American Industries Inc.
Robert Callander         Director, Urbana Corporation
                         Director, Pacific Canada Resources Inc.
                         Director, Environwaste Technologies Inc.
                         Director, Member Savings Credit Union
                         Director, Intraconnect Inc.

     The business background and principal occupations of Minco's officers and directors for the preceding five years are as follows:

     Ken Z. Cai. Dr. Cai has served as president, chief executive officer and a director of Minco since February 29, 1996. Dr. Cai devotes approximately 90% to 100% of his time to Minco's business. Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario, Canada. Dr. Cai, a Chinese national now living in Canada, has 15 years of experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai has been responsible for negotiating the property agreements in China through his contacts in the Chinese mining communities. This has allowed Minco to access data on a large number of projects throughout China. Dr. Cai has served as a director of several publicly-traded and private Canadian and Chinese companies. In addition, Dr. Cai is a director of Dragon Pharmaceutical, Inc., a company whose shares of common stock are registered under the Securities Exchange Act of 1934.

     William Meyer. Mr. Meyer graduated from the University of British Columbia in 1962 with a B.Sc. in Geology. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and, later, as senior geologist with Gibralter Mines Ltd. In 1967, he joined the consulting firm of Western Geological Services as a partner and in 1975 formed his own consulting firm, W. Meyer and Associates. Mr. Meyer joined Teck Exploration Ltd., the wholly-owned exploration subsidiary of Teck Corporation, in 1979 as Exploration Manager for Western Canada and the United States. In 1991, he was appointed President of Teck Exploration, responsible for the direction of exploration activities for Teck Corporation and its associated companies worldwide. From November 1993 to April 1998, Mr. Meyer held the position of Vice-President, Exploration with Teck Corporation (now Teck Cominco Ltd.). Mr. Meyer has served as Chairman and a director of Minco since 1999. Mr. Meyer devotes approximately 80% of his time to Minco's business.

     Mr. Meyer is a member of the Association of Professional Engineers of British Columbia, the Canadian Institute of Mining & Metallurgy, the Society of Exploration Geophysisists, the Prospectors & Developers Association of Canada and the British Columbia & Yukon Chamber of Mines.

     Robert Callander. Mr. Callander has been a director since August 1996. He holds an MBA from York University, Toronto, Ontario, Canada, as well as a CFA from the Institute for Investment Management, Charlotte, Virginia. Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a

Vice-President with that firm. Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Nesbitt Burns. He has worked in the investment industry for 25 years.

     Hans J. Wick. Mr. Wick has been a director since March 1997. He is a resident of Zurich, Switzerland. For the past five years, Mr. Wick has been an independent portfolio manager.

B.   Compensation

     The aggregate direct or indirect remuneration paid to the directors and officers of Minco, as a group during the fiscal year ended December 31, 2000, for service to Minco in all capacities, was $110,300. Certain information about payments to Minco's executive officers is set out in the following table:

                             EXECUTIVE COMPENSATION
                           SUMMARY COMPENSATION TABLE

                                                                                    Long Term
                                               Annual Compensation                Compensation
                                    ------------------------------------------   ---------------
                                                                                                    All Other
Name and Principal                                                                Shares Under     Compensation
Position                     Year      Salary        Bonus         Other             Options           ($)
-------------------------- ---------------------- ---------------------------- - --------------- ----------------
Ken Cai                      2000        Nil          Nil        $110,300(1)         371,000           Nil
President, Chief Executive   1999        Nil          Nil        $111,500(1)         371,000           Nil
Officer and Director         1998        Nil          Nil        $113,343(1)         371,000           Nil



(1)  Consulting fees paid and amounts paid as a travel allowance.

C.   Board practices

     The current directors of the board were elected to their position at the annual meeting of shareholders held on June 29, 2000. Each director will continue to serve as such until the next meeting of the shareholders to be held on June 28, 2001. The officers of the Company are elected by the board and serve at the board's pleasure. Directors are elected annually at the Annual General Meeting of shareholders, whereas officers' appointments are approved by the Board of Directors and terminate upon resignation or termination by the Board.

     The Company has no contract with any of its officers or directors that provide for payments upon termination.

     The Company has an Audit committee consisting of Messrs. Meyer and Callander. The roles and responsibilities of the Audit committee have been specifically defined and include responsibility for overseeing management reporting on internal control. The Audit committee has direct communication channels with the external auditors.

D.   Employees

     The Company has ten full-time employees and one part-time employee. Most of the Company's employees are located in Vancouver, British Columbia with three employees located in China.

E.   Share ownership

     There were no options granted during the year ended December 31, 2000.

     During the fiscal year of Minco ended December 31, 2000, no amounts were set aside or accrued by Minco or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of Minco, pursuant to any existing plan provided or contributed to by Minco or its subsidiaries.

     The following table sets forth, as of June 30, 2001, common stock held by Minco's officers and directors and all outstanding options and warrants to purchase common shares of Minco; there are no options to purchase shares of any other class of security:

Common Shares Owned by Officers and Directors


Name                           Number of Common Shares Owned
----                           -----------------------------
Ken Cai                                  5,917,500*
William Meyer                                   -0-
Robert M. Callander                         100,250
Hans Wick                                   165,000

* Represents shares owned by Pacific Canada Resources Inc., a private company, in which Ken Cai beneficially owns more than 10%.

Outstanding Options

                                   Exercise
Name                   Options      Price        From                To
----                   -------     --------      ----                ---
Ken Cai                321,500     $0.55(1)    March 5, 1996       March 5, 2006
                        49,500     $0.55(1)    June 20, 1997       June 20, 2007

Wayne Spilsbury        185,000     $0.55(1)    March 5, 1996       March 5, 2006

Robert Callander        97,300     $0.55(1)    October 8, 1996     October 8, 2006

Hans Wick               97,300     $0.55(1)    March 6, 1997       March 6, 2007

William Meyer          150,000     $0.55(1)    July 16, 1999       July 16, 2006
                       100,000     $0.55(1)    December 2, 1999    December 1, 2006

Ruijin Jiang           100,000     $0.55       January 2, 2001     January 2, 2006


                                   Exercise
Name                   Options      Price        From                To
----                   -------     --------      ----                ---

Anna Liu                75,000     $0.55       January 2, 2001     January 2, 2006
Guirong Xie             60,000     $0.55       January 2, 2001     January 2, 2006
Susan Parker            50,000     $0.55       January 2, 2001     January 2, 2006
Wilma Gao               20,000     $0.55       January 2, 2001     January 2, 2006
Lynette Rudichuk        15,000     $0.55       January 2, 2001     January 2, 2006
Total                1,320,600


(1) The exercise price of these warrants were repriced at $0.55 per share which was approved by the shareholders at Minco's annual general meeting held on June 28, 2001.

Item 7.  Major Shareholders and Related Party Transactions

A.   Major shareholders

     As of August 31, 2001, Minco believes that approximately 589,214 of the issued and outstanding common shares were held by 20 shareholders with addresses in the United States.

     As far as known to Minco, and except as disclosed herein, Minco is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director and a former director of Minco, as at August 31, 2001, owned approximately 36% of the issued and outstanding shares of Minco's common stock.

     The following table sets forth, as of August 31, 2001, information with respect to (i) any person who is known to Minco to be the owner of more than 10% of any class of Minco's outstanding voting securities and (ii) the total amount of any class of Minco's voting securities owned by the officers and directors as a group.

Title of Class      Identity of Holder       Amount Owned      Percent of Class
--------------      ------------------       ------------      ----------------
Common Shares       Teck Corporation(1)      1,875,000(2)            11.45%

Common Shares       Pacific Canada           5,917,500(3)            36.0%
                    Resources Inc.

Common Shares       Dr. Ken Cai              6,288,500(4)            37.54%

Common Shares       All officers and         6,998,350               40.70%
                    directors as a group
                    (four persons)(5)


(1) Teck Corporation has a right of first refusal to purchase common shares of Minco in any future offerings so as to maintain its ownership.

(2) Also includes 625,000 common shares owned by Cominco Ltd. which is controlled by Teck Corporation.

(3) Dr. Ken Cai beneficially owns more than 10% of Pacific Canada Resources, Inc. See also note (4) below.

(4) Dr. Ken Cai, a director and officer of Minco, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company. Also includes options to purchase 371,000 common shares.

(5) Includes Dr. Ken Cai's beneficial interest in shares owned by Pacific Canada Resources, Inc.

Performance Shares or Escrow Securities

     As at August 31, 2001, there were a total of 2,991,322 common shares of Minco held at Computershare Investor Services, Inc., 510 Burrard Street,
Vancouver, British Columbia, subject to escrow share restrictions under a Performance Escrow Agreement dated August 17, 1995 (the "1995 Escrow Agreement") and an Escrow Agreement dated February 19, 1996 (the "1996 Escrow Agreement"). As of March 31, 2001, the escrow shares represent approximately 18.0% of the total issued and outstanding shares of Minco.

                                    Table Of Escrow Shares

                                        Pacific Canada   Peter P.    Hans    Fotios   Petros S.E.    Colin
                                        Resources Inc.   Tsaparas    Wick   Kandianis  Tsaparas    McAleenan     Total
                                        ---------------  --------   ------  --------- -----------  ---------     -----
Balance December 31, 1996                  4,880,000     262,500    90,000   60,000     60,000       90,000    5,442,500

Released at $1.20 per share, June 1998       949,561     131,250    45,000   30,000     30,000       45,000    1,230,811

Released at $1.50 per share, August 1999     508,736      65,625    22,500   15,000     15,000       22,500      649,361

Released at $0.97 per share, March 2001      430,381      65,625    22,500   15,000     15,000       22,500      571,006

Balance August 31, 2001                    2,991,322        -0-       -0-      -0-        -0-         -0-      2,991,322


The escrow shares may be released upon the following conditions.

1. One escrow share for each $0.97 in the value of the interests in the mineral properties acquired by the Company from PCR pursuant to the PCR Agreement (the "PCR Properties"), based on a valuation report to be prepared by a qualified independent consultant, less any expenditures required to be made by the Company, pursuant to the PCR Agreement or otherwise, in order to earn its interests in the PCR Properties (provided that all required Chinese governmental approvals in order to perfect the interests to be acquired by the Company hereunder have been obtained for each of the PCR Properties that are the subject of the valuation report);

2. One escrow share for each $0.97 in the value of the interest in any new mineral properties acquired by the Company pursuant to the PCR Agreement or the TCIP Agreements ("New Projects"), such value to be determined on the same basis and subject to the same provisions as described in note 1 above.

3. One escrow share for every $1.81 expended by the Company, PCR, Teck, Cominco, Temco or any other third party expending monies on exploration and development of the PCR Properties or of any New Projects, exclusive of general and administrative expenses, determined in accordance with the provisions applicable to natural resources issuers under Local Policy Statement #3-07 of the British Columbia Securities Commission; and

4. One escrow share for every $0.97 in cumulative cash flow from the operations of the Company on the PCR Properties and any New Projects and as determined in accordance with generally accepted accounting principles, provided that each PCR Property and each New Project will be considered separately without taking into account any negative cash flow that may exist in any other PCR Property or New Project.

     Generally, requests for escrow release are made as a matter of course once per year accompanied by the audited financial statements for the previous year showing verifiable expenditures on mineral properties or cash flow from those properties. Upon review and approval of the statements, the Regulatory Authorities approve the release of the escrow shares in a quantity that matches the actual spending or cash flow divided by the "exploration spending per share" or "cash flow per share." If all the escrow shares are not released to PCR within ten years of issuance, all unreleased escrow shares shall be forfeited by PCR and canceled. The foregoing escrow shares are held subject to the direction and determination of the Regulatory Authorities.

B.   Related party transaction

     As a  result  of the  PCR  acquisition,  Minco  entered  into a  consulting agreement dated June 25, 1996, with a Kaisun Investment, a private company controlled by Ken Cai, Minco's current President and Chief Executive Officer, under the terms of which such company receives $8,333 per month in exchange for Mr. Cai serving as president and chief executive officer and providing consulting, management and supervision services in connection with the development of overall corporate strategy. In addition, Kaisun Investment receives expenses of $100 a day while Mr. Cai is in China. The consulting agreement has a three-year term and was renewed for an additional three years effective June 25, 1999.

     During the years ended December 31, 2000, 1999 and 1998, the Company paid Kaisun Investment, a total of $110,300, $111,500, and $113,343, respectively, for management services, property investigation, geological consulting and rent in China. Kaisun Investment is a company controlled by Dr. Ken Cai, president and director of the Company. The amounts paid to Kaisun Investment include a management fee of $8,333 per month discussed in the preceding paragraph.

     None of the directors or senior officers of the Company and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time during the year ended December 31, 2000. However, the Company has entered into a Loan Agreement with its president, Mr. Ken Cai, dated as of October 8, 1997 (the "Loan Agreement"). Pursuant to the Loan Agreement, the Company has agreed to advance to Mr. Cai up to $225,000 as a loan in order to assist Mr. Cai in moving from Toronto to Vancouver and purchasing a residence in either Vancouver or Beijing. The loan will be fully secured and repaid by Mr. Cai upon the occurrence of certain stated events as described in the Loan Agreement. The Loan Agreement remains in full force and effect; however, Mr. Cai has not yet exercised his right under the terms of the Loan Agreement.

     Minco believes that the consulting agreement with Kaisun Investment and Loan Agreement with Mr. Cai are on terms as favorable as could be obtained from an unaffiliated third party. Other than the previously disclosed agreements with Teck and Cominco, Minco has not entered into any other transactions with Teck or Cominco.

Item 8. Financial Statements

A.   Consolidated Statements and Other Financial Information

     The  following   financial   statements  of  Minco  are  attached  to  this
Registration Statement:

     Consolidated Balance Sheets at June 30, 2001, and December 31, 2000 (unaudited).

     Consolidated Statements of Operations and Deficit for the three months and six months ended June 30, 2001 and 2000 (unaudited).

     Consolidated Statements of Cash Flow for the three months and six months ended June 30, 2001 and 2000 (unaudited).

     Auditors' Report.

     Consolidated Balance Sheets at December 31, 2000 and 1999.

     Consolidated Statements of Operations and Deficit for the years ended December 31, 2000, 1999 and 1998.

     Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998.

     Notes to Consolidated Financial Statements.

B.   Dividend Policy

     The Company has never paid any dividends and does not intend to pay any dividends in the near future.

Item 9. The Offering and Listing

     Since February 24, 1998, Minco's common shares have been listed on the Toronto Stock Exchange. Previously, Minco's common shares were dual listed on the CDNX (formerly the Vancouver Stock Exchange) and Toronto Stock Exchange. On January 29, 1999, voluntary delisted its common shares from the CDNX. The Board of Directors of Minco deemed a continued listing on a Canadian junior exchange, such as the CDNX to be an unnecessary requirement both from a financial and management perspective.

     Minco's common shares are not currently trading on any U.S. stock exchange or in the over-the- counter market, and accordingly, there is currently no public market for the common shares of Minco in the United States. Minco intends to have its common shares quoted on the OTC Bulletin Board. However, no assurance can be given that Minco's common shares will qualify to be quoted on the OTC Bulletin Board, nor that a market will develop if Minco's common shares are quoted on the OTC Bulletin Board.

     The following tables set forth the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2001; and (c) each month for the past six months. Beginning in December 1998, Minco's common stock began trading on the Toronto Stock Exchange. Prior to that time, Minco's common shares were trading on the CDNX.

     High and low price for the five most recent fiscal years.

     Years Ended                        High           Low
     -----------                        ----           ---
     December 31, 1996                 $4.20          $0.95
     December 31, 1997                 $3.15          $1.00
     December 31, 1998                 $2.00          $2.40
     December 31, 1999                 $2.50          $0.95
     December 31, 2000                 $1.88          $0.30

     High and low prices for each quarterly period for the past two fiscal years ended December 31, 1999 and 2000.


     Year and Quarter                   High           Low
     ----------------                   ----           ---
     March 31, 1999                    $2.25          $0.95
     June 30, 1999                     $2.50          $1.50
     September 30, 1999                $1.80          $1.40
     December 31, 1999                 $1.50          $1.10

     March 31, 2000                    $1.88          $1.35
     June 30, 2000                     $1.35          $0.70
     September 30, 2000                $0.80          $0.40
     December 31, 2000                 $0.70          $0.30

     March 31, 2001                    $0.65          $0.31
     June 30, 2001                     $0.45          $0.20

     High and low prices for each month for the past six months.


     Month Ended                        High           Low
     -----------                        ----           ---
     March 2001                        $0.55          $0.31
     April 2001                        $0.45          $0.30
     May 2001                          $0.38          $0.20
     June 2001                         $0.38          $0.26
     July 2001                         $0.34          $0.11
     August 2001                       $0.29          $0.16

Item 10. Additional Information

A.   Share capital

     Minco has 100,000,000 common shares authorized, without par value, of which 16,380,123 shares were issued and outstanding as of August 31, 2001.

     Each of the common shares has equal dividend, liquidation and voting rights. Voters of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends when declared by the Board of Directors from funds legally available therefor. The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and non-assessable.

     Of Minco's common shares outstanding, 2,991,322 are held in escrow, subject to release or cancellation upon certain conditions. See Item 7 "Performance Shares or Escrow Securities."

     The transfer agent and registrar for the common shares is Computershare Investor Service, Inc., 510 Burrard Street, Vancouver, British Columbia, Canada V6B 5A1.

     The following table sets forth a history of the share capital for the Company for the last three years, and through June 30, 2001.


                                               Issuance                              Common Share
                                               --------                              ------------

Balance, December 31, 1997                                                            15,370,123

                                 Private placement of common shares to Teck              375,000
                                 Corporation

Balance, December 31, 1998                                                            15,745,123

                                 Private placement of common shares                      250,000

                                 Private placement of common shares                      150,000

                                 Exercise of warrants                                    125,000

Balance, December 31, 1999                                                            16,270,123

                                 Exercise of warrants                                    110,000

Balance, December 31, 2000                                                            16,380,123

Balance, June 30, 2001                                                                16,380,123


B.   Memorandum and articles of association

     On July 8, 1996, Minco adopted a revised Articles of Minco Mining & Metals Corporation under the Province of British Columbia Company Act.

Common Shares

     All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares.

In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the
Company  available  for  distribution   after  satisfaction  of  the  claims  of
creditors.

Powers and Duties of Directors

     The directors shall manage or supervise the management of the affairs and business of Minco and shall have authority to exercise all such powers of Minco as are not, by the Company Act or by the Memorandum or the Article, required to be exercised by Minco in a general meeting.

     Directors will serve as such until the next annual meeting. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

     The directors may from time to time on behalf of Minco; (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of Minco.

     The majority of the directors of Minco must be persons ordinarily resident in Canada and one director of Minco must be ordinarily resident in British Columbia. There is no age limitation, or minimum share ownership, for Minco's directors.

Shareholders

     An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Minco on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the "Investment Act") discussed below under "Item 10. Additional Information, D. Exchange Controls."

     In accordance with British Columbia law, directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of Minco in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of Minco who would have been entitled to vote on it in person or by proxy at a general meeting of Minco and that has been consented to in writing by such shareholders of Minco holding shares carrying not less than 3/4 of the votes entitled to be cast on it.

     Under British Columbia law certain items such as an amendment to Minco's articles or entering into a merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of Minco who, being entitled to do so, vote in person or by proxy at a general meeting of the company (b) a resolution consented to in writing by every shareholder of Minco who would have been entitled to vote in person or by proxy at a general meeting of Minco, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of Minco.

C.   Material Contracts

     1. Assignment of Contracts and Share Purchase Agreement between Minco and PCR dated February 19, 1996, assigning all of PCR's direct and indirect exploration and development rights to properties located in China to Minco in exchange for 7,280,000 common shares of Minco and the assumption of PCR's liabilities to third parties.

     2. Investment and Participation Agreement among PCR, Teck Corporation and Cominco dated February 19, 1996. Under the agreement, PCR granted Teck and Cominco a right to participate in direct and indirect interests in mineral properties acquired by PCR in consideration of an investment in PCR. Investment and Participation Agreement dated February 20, 1996, among Minco, Teck Corporation and Cominco Ltd. granting Teck Corporation and Cominco Ltd. an investment in Minco Mining & Metal and certain rights to properties that may be developed by Minco. The February 19, 1996 and February 20, 1996, are collectively referred to the "Teck- Cominco Agreements."

     Pursuant to the terms of the Teck-Cominco Agreements, Teck and Cominco received "earn-in rights" as to the Non-Chinese Interest in any two mineral property rights acquired by Minco in China after the date of the Teck-Cominco Agreements until March 1, 2004. The Non-Chinese Interest with respect to a property represents the direct or indirect interest in a property that is available for a non-Chinese entity or a foreigner to acquire under Chinese Law.

     The earn-in rights provide that upon Minco procuring a base or precious metal project, and after preliminary work by Minco, Teck and Cominco shall first determine whether such project is to be governed by the Teck-Cominco Agreements. If they determine that it is to be so governed, Teck and Cominco shall hold earn-in rights in respect to such project. If Teck and Cominco determine that the project is not to be governed by the Teck-Cominco Agreements, Minco shall thereafter have the right to elect whether or not to have the project assigned to it at cost.

     If Teck and Cominco determine that a base or precious metal project is to be governed by the Teck-Cominco Agreements, their earn-in rights shall be exercisable in one of two ways, depending on whether the project is determined to be a "development property" or an "exploration property", which determination is made solely by Teck and Cominco. If determined to be a development property, Teck and Cominco shall have the right to acquire 70% of the Non- Chinese Interest in such property and to become the operator of the project by completing, at their sole cost, any further project work and the final feasibility report on the project. Teck and Cominco must then arrange for 70% of the costs required to be provided by the non-Chinese parties to place the property into commercial production. Upon completion of all of the foregoing, Teck and Cominco shall be deemed to have exercised their earn-in rights in respect to the development project. Minco must contribute 30% of the costs required after the completion of the feasibility study.

     If the project is determined to be an exploration property, Teck and Cominco shall have the right, upon completion of a preliminary feasibility study by Minco, to acquire 51% of the Non-Chinese Interest in such exploration property and to become the operator of programs on the property. To earn this 51% interest, Teck and Cominco must fund the final feasibility study on the project and arrange for all financing required to be provided by the non-Chinese parties to place the property into commercial production, as determined in the feasibility study. Upon completion of all of the foregoing, Teck and Cominco shall be deemed to have exercised their earn-in rights in respect to the exploration project.

     Each property for which Teck or Cominco have exercised an earn-in right shall be governed by its own separate joint venture agreement which will include a provision that if Minco's interest is diluted to 10% or less, such interest will be converted to a 1% net smelter return royalty. The agreements further provide that Cominco (in the case of a base metal property) or Teck (in the case of a precious metal property) shall be the designated operator of the property on behalf of the joint venture which shall be formed to exploit any such property.

     The Teck-Cominco Agreements contain provisions under which Teck and Cominco agree, subject to certain limitations, not to increase their collective share holdings in Minco beyond 20% of the common shares, nor to reduce them beyond 50% of their initial ownership, which limitations expire upon certain changes in control of Minco. Teck and Cominco have a right of first refusal to purchase common shares of Minco in any future offerings, so as to maintain their percentage ownership in Minco.

     After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by Minco, Teck and Cominco shall have further preferential rights of first refusal in respect to further properties identified by Minco for a period of three years after the exercise of their earn-in rights. These preferential rights of purchase will apply only in circumstances where Minco, if Minco has elected to acquire a project identified by PCR, intend to offer an interest to their parties or have received an offer to purchase, earn or acquire an interest in such properties from third parties. Minco is required to notify Teck and Cominco of its intent to sell an interest in such a project to a third party, and provide Teck and Cominco all information which Minco possesses with respect to the project as well as the terms of the proposed sale, and Teck and Cominco may, within thirty days, purchase such interest on the terms which Minco had proposed to accept from a third party.

     The rights of Teck and Cominco under the Teck-Cominco Agreements shall only apply to projects secured by Minco on or before March 1, 2004.

     3. Performance Shares Escrow Agreement dated August 17, 1995, between Minco, Montreal Trust Company of Canada and certain shareholders of Minco describing the condition under which certain outstanding Minco common shares may be released. The escrow shares may be released upon the following conditions.

     a. One escrow share for each $0.97 in the value of the interests in the mineral properties acquired by the Company from PCR pursuant to the PCR Agreement (the "PCR Properties"), based on a valuation report to be prepared by a qualified independent consultant, less any expenditures required to be made by the Company, pursuant to the PCR Agreement or otherwise, in order to earn its interests in the PCR

          Properties (provided that all required Chinese governmental approvals in order to perfect the interests to be acquired by the Company hereunder have been obtained for each of the PCR Properties that are the subject of the valuation report);

     b. One escrow share for each $0.97 in the value of the interest in any new mineral properties acquired by the Company pursuant to the PCR Agreement or the TCIP Agreements ("New Projects"), such value to be determined on the same basis and subject to the same provisions as described in note 1 above.

     c.   One escrow share for every $1.81  expended by the Company,  PCR, Teck,
          Cominco, Temco or any other third party expending monies on exploration and development of the PCR Properties or of any New Projects, exclusive of general and administrative expenses, determined in accordance with the provisions applicable to natural resources issuers under Local Policy Statement #3-07 of the British Columbia Securities Commission; and

     d. One escrow share for every $0.97 in cumulative cash flow from the operations of the Company on the PCR Properties and any New Projects and as determined in accordance with generally accepted accounting principles, provided that each PCR Property and each New Project will be considered separately without taking into account any negative cash flow that may exist in any other PCR Property or New Project.

     4. Consulting Agreement dated June 25, 1996, between Minco and Kaisun Group Canada, Inc. engaging Kaisun to act as president and chief executive officer and to provide Minco with such other consulting services as Minco and Kaisun agree upon. The term of the consulting agreement is for a period commencing March 1, 1996, and ending June 25, 1999, for a fee of $500 per day to a maximum of $100,000 per year.

     5. Cominco, Teck and Minco letter agreement regarding White Silver Mountain dated June 15, 1998. Under the letter agreement, Cominco has the right to elect to acquire an interest in the White Silver Mountain property up to 20%, provided that Cominco incurs expenditures on the White Silver Mountain property of 1.5 times the expenditures made by Teck and pays Minco $1,125,000 upon the closing of a project financing.

     6. Sino-Foreign Joint Venture Agreement forming Gansu Keyin Mining Co. Ltd. to explore and develop the White Silver Mountain project. A fully licensed Sino-Foreign joint venture company, Gansu Keyin Mining Co. Ltd. ("Gansu Keyin") has been formed to hold the mineral interests. In order to earn up to an 80% interest in Gansu Keyin which owns the rights to the White Silver Mountain project, Minco must spend a minimum of US$4.8 million (40 million
     RMB) on the White Silver Mountain property over a six year period. If Minco fails to spend the minimum amount, Minco's interest in Gansu Keyin will be capped by a predetermined formula as set out in the Joint Venture Agreement.

     Under the terms of the joint venture contract, Gansu Keyin's board of directors consists of seven directors of which Minco has the right to select four directors, including the chairman. Minco has selected Messrs. Ken Cai, William Meyer, Hans Wick and Fred Daley as its representatives. Baiyin has the right to select the remaining three directors.

     Because of Minco's majority ownership and majority representatives on the Gansu Keyin's board, Minco controls Gansu Keyin's operations in the ordinary course of business. However, the following transactions by Gansu Keyin requires the unanimous approval by its board: (1) terminating or dissolving Gansu Keyin; (2) selling or mortgaging assets that have a value of 10% of Gansu Keyin's assets; (3) increasing or decreasing Gansu Keyin's registered capital; (4) borrowing by Gansu Keyin; (5) merging Gansu Keyin;
     (6) guaranteeing on behalf of Gansu Keyin; and (7) establishing organization under the board.

     7. Sino-Foreign Joint Venture Agreement forming Damo Mining Co. Ltd to explore and develop the Gobi Gold project. Inner Mongolia Damo Mining Co., Ltd. ("Damo Mining") was formed and operates pursuant to a Sino-Foreign Joint Venture contract between EILR and Minco. Under the terms of the joint venture contract, Damo Mining's board of directors consists of seven directors of which Minco has the right to select four directors, including the chairman. Minco has selected Messrs. Ken Cai, William Meyer, Robert Callander and Ruijin Jiang as its representatives. EILR has the right to select the remaining three directors.

     Because of Minco's majority ownership and majority representatives on Damo Mining's board, Minco controls Damo Mining's operations in the ordinary course of business. However, the following transactions by Damo Mining requires the unanimous approval by its board: (1) terminating or dissolving Damo Mining; (2) selling or mortgaging assets that have a value of 10% of Damo Mining's assets; (3) increasing or decreasing Damo Mining's registered capital; (4) borrowing by Damo Mining; (5) merging Damo Mining; (6) guaranteeing on behalf of Damo Mining; and (7) establishing organizations under the board.

     8. Co-operative Agreement regarding the Development of the Changa Lijiagou Land Zinc Deposit dated November 17, 1997, between Minco and Baiyin Non-Ferrous Metals company, a corporation incorporated under the law of the People's Republic of China ("BNMC"). Under this agreement, Minco and BNMC will prepare and file an application with the Chinese governmental authorities to form a joint venture company to explore, and, if warranted, develop and exploit the lead and zinc deposits of Changba and Lijiagou and the joint area between them. If a joint venture company is approved and formed, Minco will contribute capital and advance equipment to develop a 3,500 tonne per day underground mine for a 75% interest in the joint venture and BNMC will contribute its mining right to the Changba and Lijiagou area for its 25% joint venture interest.

D.   Exchange Controls

     There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See "Taxation."

     There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Minco on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Minco was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Minco and the value of the assets of Minco, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Minco. An investment in the common shares by a WTO Investor, or by a non-Canadian when Minco was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Minco and the value of the assets of Minco, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of $168 million. A non-Canadian would acquire control of Minco for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of Minco unless it could be established that, on the acquisition, Minco was not controlled in fact by the acquirer through the ownership of the common shares.

     Certain transactions relating to the common shares would be exempt from the Investment Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of Minco in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of Minco by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Minco, through the ownership of the common shares, remained unchanged.

     Chinese Currency

     The Chinese currency is the Renminbi yuan ("RMB"). It is not freely convertible although the Chinese government has emphasized that full convertibility is the long-term goal. Full convertibility, probably after some transitional period, will be a condition precedent to membership in the World Trade Organization, for which China has applied. The People's Bank of China, China's central banking authority, publishes the Renminbi exchange rate against the U.S. dollar every day based on the trading price between the two currencies of the previous day on the Inter-Bank Foreign Exchange Market established in Shanghai in 1994. In addition, the People's Bank of China publishes the Renminbi exchange rates against other major foreign currencies. Designated banks participate on the Inter-Bank Foreign Exchange Market through a computer network connected with major cities in China.

     Foreign exchange is administered by the State Administration Bureau of Exchange Control (SAEC), and its local branch offices, all of which are subject to the supervision of the People's Bank of China. The SAEC has established regulations relating to outward remittance by foreign investors of their share of net profits or dividends and final repatriation of their investments, in foreign currency. Subject to payment of applicable taxes, foreign investors may remit out of China, in foreign exchange, profits or dividends derived from a source within China. The Swap Centers were established to assist foreign investment enterprises to balance their foreign currency income and expenses by converting surplus local currency earnings into foreign exchange and vice versa without their having to wait for central allocation. The central foreign exchange adjustment center is in Beijing and other centers have been established in the coastal cities, Special Economic Zones and other major cities, municipalities and autonomous regions. Remittance by foreign investors of any other amounts (including, for instance, principal and interest on debt and proceeds of sale arising from a disposal by a foreign investor of any of its or his investments in China) out of China is subject to the approval of the SAEC.

     Minco finances its Chinese operations by transferring Canadian dollars, which are then converted into Chinese dollars, or RMB. Based on prior history, the Company does not believe that the Canadian dollar and RMB conversion to be currency risk. No assurance, however, can be given that a currency risk will not occur in the future.

E.   Taxation

Canadian Federal Income Tax Consequences

     The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of Minco by a United States resident, and who holds common shares solely as capital property (a "U.S. Holder"). This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty"). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

     Each U.S. Holder is encouraged to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

     Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of Minco and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. Minco is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

     Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal a arms length (alone or together) owned or had the right or an option to acquire

25% or more of the issued shares of any class of Minco at any time in the five years immediately preceding the disposition.

United States Tax Consequences

Passive Foreign Investment Companies

     The Treaty essentially calls for taxation of shareholders by the shareholder's country of residence. In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

     Under ss.1296, of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a "PFIC") if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income. The Company believes that it is a passive foreign investment company ("PFIC") for United States federal income tax purposes with respect to a United States Investor.

     Because the Company is a PFIC, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") as described below, the following rules apply:

     1. Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an "excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder's holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder's gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

     2. The entire amount of any gain realized upon the sale or other disposition of the share will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

     A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder's basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed against as a distribution to the shareholder.

     A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year). A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder. (In temporary regulations, Treasury provides procedures for both retroactive and protective elections). Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Secretary.

     If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder's holding period, the result will be that the PFIC will qualify as a "pedigreed QEF" with respect to the shareholder. If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF treatment. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

     A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect; and filing a copy of the Form with the Philadelphia Service Center. As provided in IRS Notice 88-125, the PFIC Annual Information Statement must include the shareholder's pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC's taxable year or information that will enable the shareholder to calculate its pro rata shares. In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles. Temporary regulations have recently clarified that a shareholder may obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder's pro rata shares of the PFIC's ordinary earnings and net capital gain. In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC's books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.

     Because the Company's stock is "marketable" under section 1296(e), a U.S. Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, on the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

     Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

     Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules may affect such shareholder's tax situation. In particular, a U.S. Holder should determine whether such shareholder should elect to have Minco be treated as a Qualified Electing Fund.

Other Consequences

     To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFICs, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of Minco's Common Shares.

U.S. Holders

     As used herein, a "U.S. Holder," includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution of Common Shares

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Minco's common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that Minco has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal income tax by those who itemize deductions. (See more detailed discussions at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Minco, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for the long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

     Dividends paid on Minco's common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Minco if such U.S. Holder owns shares representing at least 10% of the voting power and value of Minco.

Foreign Tax Credit

     A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of Minco's common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a tax credit, because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income, such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

     A U.S. Holder will recognize gain and loss upon the sale of the common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder's tax basis in the common shares. The gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending on each U.S. Holder's holding period. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

     The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time. A holder or prospective holder of Minco's common shares should consult his or her own tax advisors about federal, state local and foreign tax consequences of purchasing, owning and disposing of the common shares of Minco.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Minco is exposed to market risk, primarily related to foreign exchange. Minco uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where Minco is conducting exploration activities.

     The following table sets forth the percentage of Minco's administrative expense by currency for the years ended December 31, 1999 and 2000.

By Currency

                                   1999                 2000
                                   ----                 ----
Canadian Dollar                     86%                  84%
Renminbi yuan ("RMB")               14%                  16%
                                    ---                  ---
Total                              100%                 100%

     Such administrative expense by currency may change from time to time. Further, Minco incurred exploration costs of $740,150 and $443,512 for the years ended December 31, 1999 and 2000, respectively, all of which were paid in RMB.

     The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations. The Company exchanges Canadian dollars to fund its Chinese operations. Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations. However, no assurance can be given that this will not occur in the future.

     The Company has no long-term debt, therefore, the Company does not believe that the interest rate market risk to be material.

Item 12. Description of Securities Other than Equity Securities

     Not Applicable

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not Applicable

Item 15. [Reserved]

Item 16. [Reserved]

Item 17. Financial Statements

     Attached hereto

Item 18. Financial Statements

Item 19. Exhibits


Index

3.(i)         Articles of Incorporation and all amendments(1)

3.(ii)        Bylaws(1)

10.1          Investment and Participation Agreement dated February 20, 1996, Among the Registrant,
              Teck Corporation and Cominco Ltd.(1)

10.2          Consulting Agreement dated June 25, 1996, between Registrant and Kaisun Group
              Canada, Inc.(1)

10.3          Stock Escrow Agreement dated December 24, 1992, between Montreal Trust Company of Canada, Consolidated Caprock Resources, Ltd. and certain shareholders of
              Consolidated Caprock Resources, Ltd.(1)

10.4          Performance Shares Escrow Agreement dated August 17, 1995,between Registrant,
              Montreal Trust Company of Canada and certain shareholders of Registrant(1)

10.5          Assignment of Contracts and Share Purchase Agreement between Minco Mining &
              Metals Corporation and Pacific Canada Resources dated February 19, 1996(3)

10.6          Investment and Participation Agreement among Pacific Canada Resources, Teck
              Corporation and Cominco Ltd. dated February 19, 1996(2)
10.7          Teck and Cominco agreement regarding White Silver Mountain dated June 15, 1998(2)

10.8          Sino-Foreign Joint Venture Agreement forming Gansu Keyin Mining Co. Ltd.(3)

10.9          Sino-Foreign Joint Venture Agreement forming Inner Mongolia Damo Mining Co. Ltd.
              (Gobi Gold)(3)

10.10         Co-operation Agreement regarding the Development of the Changba Lijiagou Lead Zinc
              Deposit dated November 17, 1997 (2)


(1) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 1 filed on October 18, 2000.

(2) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 2 filed on May 4, 2001.

(3) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 3 filed on July 6, 2001.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 4 to Form 20-F and that it has duly caused the undersigned to sign this registration statement on its behalf.

                                            Minco Mining & Metals Corporation


Dated: October 1, 2001                      /s/   Dr. Ken Z. Cai
                                           ------------------------------
                                           Dr. Ken Z. Cai

MINCO MINING & METALS CORPORATION
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
                                                   June 30,       December 31,
                                                     2001             2000
                                                ------------     -------------
ASSETS

Current
  Cash and cash equivalents                     $    161,291     $    219,333
  Marketable securities                              743,151        1,142,829
  Accounts receivable                                255,512           78,076
  Prepaid expenses and deposits                       55,777           56,601
                                                ------------     ------------
                                                   1,215,731        1,496,839

Mineral interests (Notes 2a & 3)                         100              100

Capital assets                                       118,930          134,664
                                                ------------     ------------
                                                $  1,334,761     $  1,631,603
                                                ============     ============
LIABILITIES

Current
  Accounts payable and accrued liabilities      $    310,479     $    328,873
                                                ------------     ------------
SHAREHOLDERS' EQUITY

Share capital (Note 4)                            10,286,933       10,286,933

Deficit                                           (9,262,651)      (8,984,203)
                                                ------------     ------------
                                                   1,024,282        1,302,730
                                                ------------     ------------
                                                $  1,334,761     $  1,631,603
                                                ============     ============

MINCO MINING & METALS CORPORATION
Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

                                              Three Months      Three Months        Six Months         Six Months
                                             Ended June 30,    Ended June 30,     Ended June 30,     Ended June 30,
                                                  2001              2000               2001               2000
                                             --------------    --------------     --------------     --------------
Interest and sundry income                    $      4,172      $     35,079       $     52,372       $     39,072
                                              ------------      ------------       ------------       ------------
Exploration costs (recovery)
  (Notes 2a & 3)                                   (65,450)          187,907            (18,027)           318,265
                                              ------------      ------------       ------------       ------------
Administrative expenses
  Accounting                                        30,970            39,725             39,970             47,001
  Advertising                                        5,735             3,144              8,158             14,703
  Amortization of capital assets                     5,581            13,504             11,119             26,421
  Conference                                             -               245                  -              2,377
  Entertainment                                          -            16,252                  -             16,252
  Investor relations - consulting                   17,366            60,178             26,366             99,278
  Legal                                             32,416             1,243             47,929              2,075
  Listing, filing and transfer agents               11,469             6,073             13,224             13,489
  Management fees                                    8,250            10,267             16,439             22,406
  Office and miscellaneous                           7,043            11,412             29,886             35,774
  Promotion and government relations                38,859            35,797             49,736             74,357
  Property investigation                            (1,314)           (3,271)             1,803                  -
  Rent                                              13,823            21,422             27,762             36,754
  Salaries and benefits                             24,176             3,492             42,769             19,339
  Telephone                                          2,488             4,191              4,207              9,142
  Travel and transportation                         13,944            11,230             29,353             13,765
  Foreign exchange loss (gain)                        (136)              447                126              7,570
                                              ------------      ------------       ------------       ------------
                                                   210,670           235,351            348,847            440,703
                                              ------------      ------------       ------------       ------------
Loss for the period                               (141,048)         (388,179)          (278,448)          (719,896)

Deficit, beginning of period
 As previously stated                           (6,792,810)       (6,279,513)        (6,702,833)        (6,078,154)
 Adjusted for change in accounting for
     exploration costs (Note 1)                 (2,328,793)       (1,966,634)        (2,281,370)        (1,835,276)
                                              ------------      ------------       ------------       ------------
As restated                                     (9,121,603)       (8,245,147)        (8,984,203)        (7,913,430)
                                              ------------      ------------       ------------       ------------
Deficit, end of period                          (9,262,651)       (8,633,326)        (9,262,651)        (8,633,326)
                                              ============      ============       ============       ============
Loss per share - basic and diluted            $      (0.01)     $      (0.02)      $      (0.02)      $      (0.04)
                                              ============      ============       ============       ============
Weighted average number of common
   shares outstanding - basic and diluted       16,380,123        16,309,848         16,380,123         16,290,095
                                              ============      ============       ============       ============

MINCO MINING & METALS CORPORATION
Consolidated Statements of Cash Flow
Six-months ended June 30, 2001 and 2000
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

                                               Three Months      Three Months        Six Months         Six Months
                                              Ended June 30,    Ended June 30,     Ended June 30,     Ended June 30,
                                                   2001              2000               2001               2000
                                              --------------    --------------     --------------     --------------
Cash flows from (used in) operating
  activities
   Loss for the period                           $ (141,048)        $ (388,179)    $    (278,448)       $ (719,896)
   Adjustment for items not including cash:
   - amortization                                     6,978             13,504            16,315            26,421
   - gain on sale of marketable securities                -                  -           (30,922)                -
                                                 ----------         ----------     -------------        ----------
                                                   (134,070)          (374,675)         (293,055)         (693,475)
   Changes in non-cash working capital items:
   - accounts receivable                           (190,607)            66,191          (177,436)           11,825
   - prepaid expenses and deposits                   10,383             (1,019)              824            20,112
   - accounts payable and accrued liabilities        32,993             20,883           (18,394)             (409)
                                                 ----------         ----------     -------------        ----------
                                                   (281,301)          (288,620)         (488,061)         (661,947)
                                                 ----------         ----------     -------------        ----------
Cash flows from financing activities
  Shares issued for cash                                  -            111,100                 -           111,100
                                                 ----------         ----------     -------------        ----------
Cash flows from (used in) investing activities
  Acquisition of capital assets                        (581)               930              (581)            (960)
  Proceeds from sales of marketable securities      464,980            298,943         2,954,901           448,943
  Purchase of marketable securities                (174,267)                 -        (2,524,301)                -
                                                 ----------         ----------     -------------        ----------
                                                    290,132            299,873           430,019           447,983
                                                 ----------         ----------     -------------        ----------
Decrease in cash and cash equivalents                 8,831            122,353           (58,042)         (102,864)
Cash and cash equivalents, beginning of period      152,460             43,007           219,333           268,224
                                                 ----------         ----------     -------------        ----------
Cash and cash equivalents, end of period         $  161,291         $  165,360     $     161,291        $  165,360
                                                 ==========         ==========     =============        ==========


MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 2001
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)


1.   Basis of Presentation

     These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company, except as described in Note 2 below. These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2000.

     Certain comparative figures have been reclassified to conform to the current period's presentation.

2.   Change in Accounting Policy

     a) The Company has changed its accounting policy to write-off exploration costs until such time as reserves are proven. The result is a write-down of the Company's previously capitalized Mineral Interests to a nominal value.

          The change in accounting policy has been accounted for retroactively. The effect of the change in policy is to reduce the Mineral interest value at June 30, 2001 by $2,263,343 (December 31, 2000 - $2,281,370),
          increase the opening deficit at January 1, 2001 by $2,281,370 (January 1, 2000 - $1,835,276) and to decrease the loss for the six-months ended June 30, 2001 by $18,027 (June 30, 2000 - loss increased by $318,265).

     b) Effective from January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

          The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted earnings (loss) per share would be the same.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 2001
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)


3.   Mineral Interests

     The costs incurred on the Company's mineral properties, which are all located in China, are as follows:


                                                        January 1 to
                                                          June 2001
                                   Costs incurred     Exploration Costs,       Costs
                                   to December 31,      net of expense      incurred to
                                        2000               recovery        June 30, 2001
                                    -----------         -------------     --------------

a) currently active properties

White-Silver Mountain               $ 1,395,428         $    (147,462)    $  1,247,966
Heavenly Mountains                      436,519                     -          436,519
Inner Mongolia - Gobi Gold              449,023               129,435          578,458
                                    -----------         -------------     ------------
                                      2,280,970               (18,027)       2,262,943
                                    -----------         -------------     ------------
b) inactive properties

Emperor's Delight                           100                     -              100
Crystal Valley                              100                     -              100
Stone Lake                                  100                     -              100
Changba Lijiagou Lead-Zinc                  100                     -              100
Deposit
Chapuzi                                     100                     -              100
                                            500                     0              500
                                    -----------         -------------     ------------
                                    $ 2,281,470         $     (18,027)    $  2,263,443
                                    ===========         =============
Write-off of exploration costs                                              (2,263,343)
                                                                          ------------
Mineral interests                                                         $        100
                                                                          ============

4.   Share Capital

     (a)  Authorized: 100,000,000 common shares without par value.

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 2001
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

4.   Share Capital

     (b)  Issued:

                                                          Shares        Amount
                                                          ------        ------
         Balance December 31, 1999                      16,270,123    10,175,833

         Share purchase warrants exercised at
           $1.01 per share                                 110,000       111,100
                                                        ----------  ------------
         Balance, December 31, 2000 and June 30, 2001   16,380,123  $ 10,286,933
                                                        ==========  ============


     (c)  As at June 30, 2001, 2,991,322 (2000 - 3,562,328) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

     (d)  Stock options outstanding at June 30, 2001 are as follows:

          Number of Shares       Exercise Price        Expiry Date
          ----------------       --------------        -----------
                320,000               $0.55           January 2, 2006
                506,500               $0.55           March 5, 2006
                150,000               $0.55           July 16, 2006
                 97,300               $0.55           October 8, 2006
                100,000               $0.55           December 1, 2006
                 97,300               $0.55           March 6, 2007
                 49,500               $0.55           June 20, 2007
              ---------
              1,320,600
              =========

          Each option entitles the holder to acquire one share of the Company.

5.   Related Party Transactions

     (a) The Company incurred the following expenses to its directors or corporations controlled by its directors:

                                            Six-months ended    Six-months ended
                                              June 30, 2001       June 30, 2000
                                            ----------------    ----------------

          Management fees and salaries          $ 16,439             $ 42,843
          Exploration costs                       39,161               24,728
                                                --------             --------
                                                $ 55,600             $ 67,571
                                                ========             ========

     (b) Accounts payable of $60,549 (2000 - $51,632) is due to a director or a corporation controlled by a director of the Company.

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca



AUDITORS' REPORT


To the Shareholders of

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)


We have audited the consolidated balance sheets of Minco Mining & Metals Corporation as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of preceding year.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in United States. Application of accounting principles generally accepted in United States would have affected the company's financial position and its shareholders' equity as at December 31, 2000 and 1999 and its results of operations for each of the years in the three-year period ended December 31, 2000, to the extent summarized in Note 12 to the consolidated financial statements.


Vancouver, Canada                                      "ELLIS FOSTER"
March 7, 2001                                          Chartered Accountants

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2000 and 1999
(Expressed in Canadian Dollars)

                                                            2000              1999
                                                       ------------      ------------
ASSETS

Current
  Cash and cash equivalents                            $    219,333      $    268,224
  Marketable securities                                   1,142,829         1,931,633
  Sundry receivable                                          78,076            92,883
  Prepaid expenses and deposits                              56,601            64,475
                                                       ------------      ------------
                                                          1,496,839         2,357,215

Mineral interests (Note 3)                                2,281,470         1,835,376

Capital assets (Note 4)                                     134,664           189,837
                                                       ------------      ------------
                                                       $  3,912,973      $  4,382,428
                                                       ============      ============
LIABILITIES

Current
   Accounts payable and accrued liabilities            $    328,873           284,749
                                                       ------------      ------------
SHAREHOLDERS' EQUITY

Share capital (Note 5)                                   10,286,933        10,175,833

Deficit                                                  (6,702,833)       (6,078,154)
                                                       ------------      ------------
                                                          3,584,100         4,097,679
                                                       ------------      ------------
                                                       $  3,912,973      $  4,382,428
                                                       ============      ============

Commitments (Note 8)

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Operations and Deficit
Years Ended December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)



                                                    2000                  1999               1998
                                                ------------         ------------       ------------
Interest and sundry income                      $    116,205         $    144,042       $    197,068
                                                ------------         ------------       ------------
Mineral interests written off                              -              579,088          1,065,408
                                                ------------         ------------       ------------
Administrative expenses
  Accounting and audit                                69,171               75,231             82,540
  Advertising                                         18,665               36,222             20,826
  Amortization of capital assets                      35,187               51,788             60,132
  Capital taxes                                        5,765               11,581             15,015
  Conference                                           2,377               16,364              5,409
  Consulting fees                                    137,651              157,635             90,097
  Donation                                                 -                    -              3,800
  Legal                                               48,255               25,250             40,820
  Listing, filing and transfer agents                 16,460               32,094             51,841
  Management fees                                     48,474               40,758             97,559
  Office and miscellaneous                            58,909               51,683             50,295
  Promotion and government relations                 115,599              171,433            137,987
  Property investigation                                   -               52,229            129,812
  Rent                                                72,723              103,225            138,486
  Salaries and benefits                               65,837               67,832             97,217
  Telephone                                           14,289               20,868             55,851
  Travel and transportation                           28,892               35,492             52,811
  Foreign exchange loss (gain)                         2,630                5,028             (2,254)
                                                ------------         ------------       ------------
                                                     740,884              954,713          1,128,244
                                                ------------         ------------       ------------
Operating loss                                      (624,679)          (1,389,759)        (1,996,584)

Write down of marketable securities                        -             (116,349)                 -
                                                ------------         ------------       ------------
Loss for the year                                   (624,679)          (1,506,108)        (1,996,584)

Deficit, beginning of year                        (6,078,154)          (4,572,046)        (2,575,462)
                                                ------------         ------------       ------------
Deficit, end of year                            $ (6,702,833)        $ (6,078,154)      $ (4,572,046)
                                                ============         ============       ============
Loss per share                                  $      (0.04)        $      (0.09)      $      (0.13)
                                                ============         ============       ============
Weighted average number of
  common shares outstanding                       16,335,178           16,154,986         15,549,918
                                                ============         ============       ============

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
Years Ended December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


                                                     2000               1999             1998
                                                 ------------       ------------     ------------
Cash flows from (used in)
  operating activities
  Loss for the year                              $   (624,679)      $ (1,506,108)    $ (1,996,584)
  Adjustment for items not involving cash:
  - amortization                                       35,187             51,788           60,132
  - non-controlling interest's shares of loss               -                  -                -
  - writeoff of mineral interests                           -            579,088        1,065,408
  - write down of marketable securities                     -            116,349                -
  - gain on sale of marketable securities             (42,325)
  Change in working capital items:
  - funds restricted for mineral explorations               -            213,598         (148,269)
  - sundry receivable                                  14,807            (75,253)          33,135
  - prepaid expenses and deposits                       7,874               (458)         (25,754)
  - accounts payable and accrued liabilities           44,124            145,195          (28,405)
                                                 ------------       ------------     ------------
                                                     (565,012)          (475,801)      (1,040,337)
                                                 ------------       ------------     ------------
Cash flows from financing activities
  Shares issued for cash                              111,100            562,500          740,365
                                                 ------------       ------------     ------------
Cash flows from (used in)
  investing activities
  Acquisition of capital assets                        (1,725)            (8,303)        (130,800)
  Deferred exploration costs                         (424,383)          (729,148)        (889,141)
  Proceeds from sales of
    marketable securities                           2,298,889            531,848        1,514,379
  Purchase of marketable securities                (1,467,760)                 -                  -
                                                 ------------       ------------     ------------
                                                      405,021           (205,603)         494,438
                                                 ------------       ------------     ------------
Increase (Decrease) in cash and
  cash equivalents                                    (48,891)          (118,904)         194,466

Cash and cash equivalents,
  beginning of year                                   268,224            387,128          192,662
                                                 ------------       ------------     ------------
Cash and cash equivalents,
  end of year                                    $    219,333       $    268,224     $    387,128
                                                 ============       ============     ============

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)

1.   Nature of Operations

     The Company was incorporated under the laws of British Columbia, Canada and is in the business of mining exploration.

     These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.

2.   Significant Accounting Policies

     (a)  Consolidation

          These consolidated financial statements include the accounts of the Company and its wholly-owned British Virgin Island subsidiary, Triple Eight Mineral Corporation ("Temco"). All material inter-company balances have been eliminated.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

     (c)  Capital Assets

          Amortization is provided as follows:

          Motor vehicles                  30% per annum, declining-balance basis
          Mining equipment                30% per annum, declining-balance basis
          Computer  equipment             30% per annum, declining-balance basis
          Office equipment and furniture  20% per annum, declining-balance basis
          Leasehold  improvements         Term of the lease (5 years), straight-
                                          line basis

          Amortization is provided at half the annual rate in the year of acquisition except for leasehold improvements.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)

2.   Significant Accounting Policies (continued)

     (d)  Cash Equivalents

          Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at December 31, 2000 and 1999, cash equivalents consist of bank redeemable term investment certificates.

     (e)  Marketable Securities

          Marketable securities are stated at the lower of cost and market value. As at December 31, 2000, marketable securities consist of bonds issued by the provincial government of Ontario. The market value is $1,160,259 (1999 - $1,931,633).

     (f)  Earnings (Loss) Per Share

          Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Fully-diluted earnings (loss) per share has not been disclosed as the effect of common shares issuable upon the exercise of warrants and options would be anti-dilutive.

     (g)  Foreign Currency Transactions

          The Company maintains its accounting records in its functional currency (i.e., Canadian dollars). It translates foreign currency transactions into its functional currency in the following manner.

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

     (h)  Mineral Interests

          The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized on a property-by-property basis. These costs will be amortized against revenue from future production or written off if the mineral interest is abandoned or sold.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


2.   Significant Accounting Policies (continued)

     (h)  Mineral Interests (continued)

          The carrying values of mineral interests, on a property-by-property basis, are reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimates and may result in future write-downs of capitalized property carrying values.

     (i)  Income Taxes

          Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

          In 1999, the Company changed its policy for accounting for income taxes by adopting the provision of CICA Handbook Section 3465, Income Taxes. Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

          The adoption of Section 3465 did not impact amounts reported in the prior period.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)

3.   Mineral Interests


        ------------------------------------------------------------------------------------------
                                              Deferred                                   Deferred
                                                 Costs           2000                       Costs
                                               Dec. 31    Exploration         Amount      Dec. 31
                                                  1999          Costs    Written Off         2000
        ------------------------------------------------------------------------------------------
        ------------------------------------------------------------------------------------------
        Emperor's Delight                 $       100     $        -      $        -   $       100

        Crystal Valley                            100              -               -           100

        Stone Lake                                100              -               -           100

        Changba Lijiagou
          Lead-Zinc Deposit                       100              -               -           100

        White-Silver Mountain               1,307,979         87,449               -     1,395,428

        Chapuzi                                   100              -               -           100

        Heavenly Mountains                    436,519              -               -       436,519

        Inner Mongolia (Gobi Gold)             90,378        358,645               -       449,023
        ------------------------------------------------------------------------------------------
                                          $ 1,835,376      $ 446,094      $        -   $ 2,281,470
        ==========================================================================================


        ------------------------------------------------------------------------------------------
                                              Deferred                                   Deferred
                                                 Costs           1999                       Costs
                                               Dec. 31    Exploration         Amount      Dec. 31
                                                  1998          Costs    Written Off         1999
        ------------------------------------------------------------------------------------------

        Emperor's Delight                 $    89,316      $  25,051      $ (114,267)  $       100

        Crystal Valley                            100              -               -           100

        Stone Lake                                100              -               -           100

        Changba Lijiagou
        Lead-Zinc Deposit                     134,803              -        (134,703)          100

        White-Silver Mountain                 623,081        684,898               -     1,307,979

        Chapuzi                               330,218              -        (330,118)          100

        Heavenly Mountains                    436,519              -               -       436,519

        Inner Mongolia (Gobi Gold)             40,456         49,922               -        90,378
        ------------------------------------------------------------------------------------------
                                          $ 1,654,593      $ 759,871      $ (579,088)  $ 1,835,376
        ==========================================================================================

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


3.   Mineral Interests (continued)

     (a) Expenditures on the Emperor's Delight, Crystal Valley, Stone Lake and Chapuzi have been discontinued due to negative results and no further work is planned. However, the Company retains rights to the projects.

     (b) The Company acquired its rights to the Changba-Lijiagou Lead Zinc Project located in Ganzu Province, China through the "Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between the Company and Baiyin Non-Ferrous Metals Corporation ("Baiyin") signed on November 17, 1997. The Company discontinued further work on this project in 1999 and will seek a joint venture partner to develop it.

     (c)  The Company  acquired its rights to the White Silver Mountain  project located in Gansu Province, China, pursuant to a Joint Venture Agreement signed on August 28, 1998. A joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin"), was formed to hold the above mineral interests. In order to earn an 80% interest in Keyin, the Company must expend 40 million RMB (approximately US$4.8 million) on the properties. Baiyin will contribute the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Keyin. Following the completion of the above expenditures, each party shall contribute to Keyin in proportion to their respective beneficial interests.

          Pursuant to an option agreement dated December 22, 1999, with effect from June 10, 1998, the Company granted Teck Corporation of Vancouver, B.C., Canada, an option to earn a 56% interest in Keyin by assuming all of the Company's funding requirements until commercial production has been attained. Pursuant to the term of the same option agreement, Cominco Ltd. ("Cominco") of Vancouver, B.C., Canada, has "back-in rights" with respect to this project to earn up to a 20% interest in Keyin up to the pre-feasibility stage by repaying Teck one and one-half times the total project expenditures up to the date of exercise of its rights and making a cash payment to the Company, and thereafter funding its pro-rata share of feasibility and development costs.

          The White Silver Mountain agreements with Teck and Cominco are separate from the Earn-in Rights that are detailed in Note 8(c). The White Silver Mountain Agreement does not constitute an exercise of either Teck's or Cominco's first right of refusal, which remain intact.

     (d) The Heavenly Mountains properties are located in Xinjiang Province, China. The Company has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China. The Company discontinued further work and suspended the project in 1999.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


3.   Mineral Interests (continued)

     (e) The Inner Mongolia property (Gobi Gold Project) is located in Inner Mongolia Autonomous Region, China. Pursuant to a Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending US$2.5 million over a four-year period. A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests.

4.   Capital Assets

                                                       2000
                                          ------------------------------------
                                                      Accumulated    Net book
                                             Cost    Amortization      value
                                          ---------  ------------   ---------

        Computer equipment                $  62,948     $  46,684   $  16,264
        Office equipment and furniture       81,436        50,924      30,512
        Leasehold improvements               25,648        25,048           -
        Motor vehicles                       59,309        42,018      17,291
        Mining equipment                    191,292       120,695      70,597
                                          ---------     ---------   ---------
                                          $ 420,633     $ 285,369   $ 134,664
                                          =========     =========   =========

                                                       1999
                                          ------------------------------------
                                                      Accumulated    Net book
                                             Cost    Amortization      value
                                          ---------  ------------   ---------

        Computer equipment                $  59,801     $  40,388   $  19,413
        Office equipment and furniture       82,858        43,119      39,739
        Leasehold improvements               25,648        20,518       5,130
        Motor vehicles                       59,309        34,607      24,702
        Mining equipment                    191,292        90,439     100,853
                                          ---------     ---------   ---------
                                          $ 418,908     $ 229,071   $ 189,837
                                          =========     =========   =========

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


5.   Share Capital

     (a)  Authorized: 100,000,000 common shares without par value

     (b)  Issued:

                                                                    Shares        Amount
                                                                 ----------   ------------

          Balance, December 31, 1998                             15,745,123   $  9,613,333

          Private placement at $0.85 per share                      250,000        212,500

          Private placement at $1.00 per share                      150,000        150,000

          Share purchase warrants exercised at $1.60 per
          share                                                     125,000        200,000
                                                                 ----------   ------------
          Balance, December 31, 1999                             16,270,123     10,175,833

          Share purchase warrants exercised at $1.01 per
          share                                                     110,000        111,100
                                                                 ----------   ------------
          Balance, December 31, 2000                             16,380,123   $ 10,286,933
                                                                 ==========   ============


     (c) As at December 31, 2000, 3,562,328 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities. Subsequent to the year-end, 571,006 shares were released from escrow.

     (d)  Stock options outstanding at December 31, 2000 are as follows:

          Number of Options     Exercise Price       Expiry Date
          -----------------     --------------       -----------
              506,500               $1.41           March 5, 2006
              150,000               $1.65           July 16, 2006
               97,300               $1.41           October 8, 2006
              100,000               $1.12           December 1, 2006
               97,300               $1.41           March 6, 2007
               49,500               $1.41           June 20, 2007
            ---------
            1,000,000
            =========

          Each stock option entitles the holder to acquire one common share of the Company. Subsequent to the year-end, the exercise price of the above stock options were amended to $0.55 per share.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


6.   Income Taxes

     The components of the future income tax assets are as follows:


                                                              2000            1999
                                                         ------------    ------------
     Future income tax assets:

       Non-capital loss carryforwards                    $  6,166,149    $  5,501,892

       Unused foreign exploration and
         development expenses                               2,765,383       2,299,934

       Unused cumulative Canadian exploration
         expenses                                               2,591           2,591

       Unused cumulative Canadian development
         expenses                                             148,461         148,461

       Undepreciated capital cost of capital assets
         over their net book value                            284,820         227,922
                                                         ------------    ------------
     Less: Valuation allowance                             (9,367,404)     (8,180,800)
                                                         ------------    ------------
     Net future income tax assets                        $          -    $          -
                                                         ============    ============

     The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

     The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2001 through 2007. The exploration and development expenses can be carried forward indefinitely.

7.   Related Party Transactions

     (a)  The  Company   incurred  the  following   expenses  to  a  corporation
          controlled by a director and an individual related to a director:

                                           2000           1999          1998
                                        ---------      ---------     ---------

          Management fees               $  86,263      $  89,392     $  90,059
          Deferred exploration costs       59,577         77,073        83,383
          Property investigation                -              -        13,825
          Rent                                  -              -        12,667
                                        ---------      ---------     ---------
                                        $ 145,840      $ 166,465     $ 199,934
                                        =========      =========     =========

     (b) Included in accounts payable and accrued liabilities is a total of $63,117 (1999 - $62,689) due to two corporations controlled by a director of the Company.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


8.   Commitments

     (a) The Company has commitments in respect of office leases requiring minimum payments of $159,373 within the next two years, as follows:


                        2001                     $ 150,177
                        2002                         9,196
                                                 ---------
                                                 $ 159,373
                                                 =========

     (b) The Company entered into a Loan Agreement (the "Agreement") with a director of the Company in October, 1997. Pursuant to the terms of the Agreement, the Company agreed to advance a sum up to $225,000 to assist the director in moving from Toronto to Vancouver, Canada, and purchasing a residence in either Vancouver or Beijing, China. The loan will be fully secured and repaid by the director upon the occurrence of certain stated events as described in the Agreement. The director has not yet exercised his rights under the terms of the Agreement.

     (c)  The Teck-Cominco Agreements

          The Company has entered into agreements with Teck Corporation ("Teck") and Cominco Ltd. ("Cominco"), both of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the "Teck-Cominco Agreements").

          Pursuant to the terms of the Teck-Cominco Agreements, Teck and Cominco received "earn-in rights" as to the Non-Chinese Interest in any two mineral property rights acquired by the Company in China after the date of the Teck-Cominco Agreements until March 1, 2004.

          Teck and Cominco have the right to "earn-in" to 51% of Minco's interest in a property deemed to be an exploration property or 70% of Minco's interest in a property deemed to be a development property. After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by the Company, Teck and Cominco shall have further preferential rights of first refusal in respect to further properties identified by the Company for a period of three years after the exercise of their earn-in rights.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)

9.   Financial Instruments

     The carrying value of cash and cash equivalents, sundry receivable and accounts payable and accrued liabilities approximates the fair value due to the short-term nature of these financial instruments. The fair value of marketable securities is equivalent to the market value. The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars and the Chinese currency RMB and is, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB. The Company is not exposed to significant interest risk. The Company places its marketable securities with government debt securities and is subject to minimal credit risk. The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial instruments.

10.  Comparative Figures

     Certain 1998 and 1999 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2000.

11.  Subsequent Event

     Subsequent to year-end, the Company granted 320,000 stock options to its directors and employees at $0.55 per share expiring on January 2, 2006.

12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

     (a) The Consolidated Statement of Shareholders' Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

     (b)  Reconciliation of Consolidated Balance Sheet items:

                                                                   2000             1999
                                                              ------------     ------------
          Mineral interests (Canadian GAAP)                   $  2,281,470     $  1,835,376

          Capitalized deferred exploration costs
          written-off                                           (2,281,470)      (1,835,376)
                                                              ------------     ------------
          Mineral interests (US GAAP)                                    -                -
                                                              ------------     ------------
          Securities available for sale (Canadian GAAP)          1,142,829        1,931,633

          Unrealized gain                                           17,430                -
                                                              ------------     ------------
          Securities available for resale (US GAAP)              1,160,259        1,931,633
                                                              ------------     ------------
          Total assets (US GAAP)                                 1,648,933        2,547,052
                                                              ------------     ------------
          Total liabilities (US GAAP)                              328,873          284,749
                                                              ------------     ------------


MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)

12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (c)  Reconciliation of Consolidated Statement of Operations Items:

                                                             2000            1999           1998
                                                        ------------    ------------    ------------

         Loss for the year (Canadian GAAP)              $   (624,679)   $ (1,506,108)   $ (1,996,584)

         Write-off of exploration costs incurred in
         the year                                           (446,094)       (759,871)       (907,093)

         Adjustment for mineral interests written-off
         under Canadian GAAP                                       -         579,088       1,065,408

         Write down of marketable securities added back            -         116,349               -

         Release of escrow shares as compensation                  -        (974,042)     (1,476,973)
                                                        ------------    ------------    ------------
         Loss for the year (US GAAP)                      (1,070,773)     (2,544,584)     (3,315,242)
                                                        ------------    ------------    ------------
         Loss per share - basic and diluted (US GAAP)          (0.08)          (0.21)          (0.31)
                                                        ------------    ------------    ------------
         Weighted average number of common shares
         outstanding - basic and diluted (US GAAP)        12,828,232      12,189,874      10,749,411
                                                        ------------    ------------    ------------

     (d)  Marketable Securities

          All of the Company's marketable securities are classified as available-for-sale securities under US GAAP. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders' equity until realized. A summary of available-for-sale securities by major security type are as follows:

                                                             Gross
                                                          unrealized
                                                            holding      Market
                                              Cost      gains (losses)    value
                                           ----------   -------------- ----------
          2000:
            Bonds issued by provincial
              government in Canada         $ 1,142,829    $   17,430   $ 1,160,259

          1999:
            Bonds issued by provincial
              government in Canada         $ 2,047,982    $ (116,349)  $ 1,931,633


     (e)  Mineral Interests

          U.S. GAAP requires that exploration cost of mineral interests not be deferred and capitalized until there is evidence of economically recoverable resources. The Company only incurred exploration costs for mineral interests. These costs will not be capitalized for U.S. GAAP purposes as the Company is at present exploring its properties for economically recoverable ore reserves. The effect of these capitalized costs write-off is presented in Notes 12(b) and 12(c).

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (f)  Escrow Shares

          562,500 escrow shares may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelve-month period. In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%. 281,250 shares and 140,625 shares were released in 1998 and 1999, respectively. As at December 31, 1999 and 2000, there were 140,625 such escrow shares outstanding.

          Pursuant to another escrow share agreement, 4,880,000 escrow shares may be released, upon application, on the basis of one escrow share for every $1.81 expended on exploration and development of a resource property, including expenditures on mining equipment, but excluding expenditures on Chapuzi and Savoyardinskii properties. 949,561 shares and 508,736 shares were released in 1998 and 1999, respectively. As at December 31, 1999 and 2000, there were 3,421,703 such escrow shares outstanding.

          U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense. A summary of the escrow shares released is presented as follows:

                                                                         Compensation
                                                           Shares          expense
                                                        ----------       ------------
          Balance, December 31, 1997                     5,442,500

          Released from escrow at $1.20 per share       (1,230,811)      $1,476,973
                                                        ----------       ==========
          Balance, December 31, 1998

          Released from escrow at $1.50 per share         (649,361)      $  974,042
                                                         ---------       ==========
          Balance, December 31, 1999 and 2000            3,562,328
                                                         =========

          As escrow shares are contingently cancellable, they are excluded from the calculation of weighted average number of shares for purposes of loss per share under U.S. GAAP. The effect of accounting treatment on escrow shares on the Company's consolidated financial statements under US GAAP are presented in Note 12(c) and the Consolidated Statement of Shareholders' Equity.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (g)  Stock Options Compensation

          The Company has been granting stock options to directors, officers and employees from 1995 onwards. All options granted were vested immediately and will be exercised from the date of grant for a period from one year to ten years.

          In 1999, the Company adopted another Stock Option Plan ("the 1999 Plan") for the grant of options to certain employees. Options granted under the 1999 Plan will be exercisable from the date of grant for a period from one year to seven years and would vest upon when the Company's share price reached certain level. These options granted were subsequently cancelled in 2000.

          There were no stock options granted in 2000. A summary of the options granted is as follows:

                                                                  Weighted
                                                                   average
                                                     Number       exercise
                                                   of shares        price
                                                   ---------      --------

          Outstanding, December 31, 1997           1,537,000       $1.42

          Granted                                     75,000        1.50

          Cancelled                                 (300,800)       1.48
                                                   ---------

          Outstanding, December 31, 1998           1,311,200        1.41

          Granted                                    670,000        1.45

          Cancelled                                  (75,000)       1.50
                                                   ---------

          Outstanding, December 31, 1999           1,906,200        1.42

          Cancelled                                 (905,600)       1.42
                                                   ---------
          Outstanding, December 31, 2000           1,000,600        1.42
                                                   ---------

                 Options Outstanding                       Options Exercisable
----------------------------------------------------   -------------------------
                                  Weight
                                 Average     Weighted                 Weighted
     Range of                   Remaining     Average                  Average
     Exercise       Number     Contractual   Exercise      Number     Exercise
      Price       Outstanding  Life (Year)     Price     Exercisable    Price
---------------- ------------ ------------- ----------   ----------- -----------

  $1.01 - $2.00    1,000,600           5.5      $1.42      1,000,600   $1.42
---------------- ------------ ------------- ----------   ----------- -----------

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (g)  Stock Options Compensation (continued)

          The Company applies Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock. The adoption of APB 25 has nil effect on the Company's consolidated financial statements.

          Pro-forma information regarding Loss for the period and Loss per Share is required under SFAS 123, and has been determined if the Company has accounted for its stock options under the fair value method of SFAS
          123. If compensation cost for the stock option plan had been determined based on the fair value at the grant dates for awards under the plan, consistent with the alternative method set forth under SFAS 123, the Company's loss for the year, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:

                                                     2000            1999            1998
                                                ------------    ------------    ------------

          Loss for the year:

            - as reported                       $ (1,070,773)   $ (2,544,584)   $ (3,315,242)
                                                ------------    ------------    ------------
            - pro-forma                         $ (1,070,773)   $ (3,388,184)   $ (3,455,492)
                                                ------------    ------------    ------------

          Basic and diluted loss per share:

            - as reported                             $(0.08)         $(0.21)         $(0.31)
                                                ------------    ------------    ------------
            - pro-forma                               $(0.08)         $(0.28)         $(0.32)
                                                ------------    ------------    ------------

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants rewarded in 1998 to 1999, respectively:


                                                                                Weighted
                       Number of                        Risk-free   Expected     average
            Year         options   Dividend    Expected  interest   lives in  fair value
          granted        granted     yields  volatility      rate      years  of options
         -------------------------------------------------------------------------------
           1998           75,000         0%         57%     6.50%        5.0       $1.87
           1999          670,000         0%         76%     5.00%        4.4       $1.26
          -------------------------------------------------------------------------------


MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2000 and 1999
(Expressed in Canadian Dollars)


                                                                                                         Accumulated
                                                                              Compre-                       other         Total
                                                               Additional     hensive                      compre-        Share-
                                           Common shares        paid-in       income         Deficit       hensive       holders'
                                         Shares     Amount      capital       (loss)       accumulated   income (loss)    equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998            15,745,123         -   $ 12,763,272  $          -  $  (9,376,578)   $    8,300   $  3,394,994

Shares issued on February 4, 1999,
  pursuant to a private placement
  at $0.85 per share                     250,000         -        212,500             -              -             -        212,500

Shares issued on March 8, 1999,
  pursuant to a private placement
  at $1.00 per share                     150,000         -        150,000             -              -             -        150,000

Shares issued on July 9, 1999,
  for exercise of warrants at
  $1.60 per share                        125,000         -        200,000             -              -             -        200,000

Release of escrow share as
  compensation                                 -         -        974,042             -              -             -        974,042

Other comprehensive income
- unrealized gain (loss) on
  available-for-sale securities                -         -              -      (124,649)             -      (124,649)      (124,649)

Comprehensive income
  - net (loss) for the year                    -         -              -    (2,544,584)    (2,544,584)            -     (2,544,584)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                $ (2,669,233)
                                                                           ============
Balance, December 31, 1999            16,270,123         -     14,299,814                  (11,921,162)     (116,349)     2,262,303

Shares issued on April 11, 2000,
  for exercise of warrants at
  $1.01 per share                         30,000         -         30,300             -              -             -         30,300

Shares issued for cash on
  April 23, 2000, for exercise
  of warrants at $1.01 per share          15,000         -         15,150             -              -             -         15,150

Shares issued for cash on
  June 27, 2000, for exercise of
  warrants at $1.01 per share             65,000         -         65,650             -              -             -         65,650

Other comprehensive income
- unrealized gain (loss) on
  available-for-sale securities                -         -              -        17,430              -        17,430         17,430

Comprehensive income
  - net (loss) for the year                    -         -              -    (1,070,773)    (1,070,773)            -     (1,070,773)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                $ (1,053,343)
                                                                           ============
Balance, December 31, 2000            16,380,123         -   $ 14,410,914                $ (12,991,935)   $  (98,919)  $  1,320,060
=========================================================================                ===========================================
